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04035021

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tenke Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 2948 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/29/04

82-2948

ARLS
12-31-03

TENKE

TENKE MINING CORP.

Annual Report

2003

TENKE MINING CORP.
ANNUAL REPORT TO SHAREHOLDERS
For the Period Ended December 31, 2003

The Board of Directors is pleased to present the following report to shareholders on the activities of the Corporation during 2003 and our objectives for the year ahead.

Over the past year, Tenke achieved its objective of advancing two of its Argentine copper/gold exploration properties into the drilling phase. We also progressed with initial phases of exploration on several other properties and acquired additional exploration rights for strategic targets to increase the asset value of our Argentine portfolio. A large-scale, systematic exploration program continues, with the objective of advancing several projects simultaneously in the San Juan, Mendoza and Patagonia regions. Staffing was significantly increased during 2003, and by year end, the Corporation had 37 staff engaged on exploration in Argentina, including 13 geologists based out of exploration offices in Buenos Aires, San Juan and Bariloche.

In mid-2003, a milestone was reached in the Democratic Republic of Congo whereby a new transitional government took office as part of the peace process in the DRC. This has enabled further progress on the Corporation's large Tenke Fungurume copper/cobalt project which has been in suspension since early 1999 as a result of the DRC conflict. The Corporation, in conjunction with Phelps Dodge Exploration Corp., submitted a phased development plan to the new DRC Government in September 2003, which aims to advance the project in phases taking into account the current and evolving conditions. Talks are progressing with the objective of enabling a re-start of activities on the project in 2004 if conditions allow. Supported by Phelps Dodge, Tenke maintains 47 staff in the DRC keeping the site and buildings secure and maintaining the mineral properties in good standing for this important asset as the country conditions evolve.

Supported by strong in-country management with successful track records in both the DRC and Argentina, a healthy cash position, recent exploration success in Argentina and the underlying value of the world class Tenke Fungurume project, Tenke Mining Corp heads into 2004 with a great opportunity for major increases in asset value in the year ahead.

Gold/Base Metal Exploration - Argentina

Tenke's land package in Argentina encompasses over 1.2 million hectares and covers key prospective gold and base metal regions in many parts of the country. Mineral exploration assets have been acquired in San Juan, Mendoza, Patagonia and Tierra del Fuego regions, with the most advanced projects being in the active exploration and mining districts of San Juan.

Properties have been acquired primarily through staking, however the Corporation's property package includes several earn-in agreements as a means of acquiring existing mineral targets which are at or near the drilling stage.

Argentina is rich in mineral resources, under- explored, and there is ample opportunity for the discovery of new world class mineral deposits in a number of regions. The Corporation is pursuing 3 main types of mineral targets:

- High and low sulphidation bulk tonnage disseminated gold deposits (Batidero project)
- Porphyry copper/gold (Josemaria and Vicuna projects)
- Low sulphidation gold vein systems (exploration in Patagonia and Chubut)

During the first half of 2003, Tenke focused both regional reconnaissance and detailed exploration on several regions and multiple properties simultaneously. The Batidero copper/gold target in the high Andes of San Juan and the Alto Rico gold target in Santa Cruz were both brought to the drilling phase. During the second half of the year, other grass roots exploration programs were advanced in San Juan, Mendoza and Chubut which led to identification of new exploration targets. Staffing was increased to allow dedicated teams to advance several priority targets in parallel. A significant development evolved from exploration on the Batidero property through the discovery of a porphyry copper anomaly at the north west extent of Batidero. This led to the acquisition of the adjoining Lirio property to access its Josemaria copper/gold porphyry target.

Nationally, the Argentine economy showed improvements over the year, with exports increasing due to the attractive peso/$US exchange rate. The value of the peso also enabled the Corporation to advance exploration programs with favorable operating costs compared to original budgets and Argentina continues to be an excellent exploration environment with good discovery potential and an improving investment environment. Further description of the Tenke's active exploration projects in Argentina is as follows:

Batidero

The Batidero project is located on the northern continuity of the El Indio Gold Belt within the mining districts of Mendoza and San Juan. The primary target model is high sulphidation, breccia-hosted mineralization similar to the Veladero/Pascua (26+ million ounces gold) deposit 60 kilometres to the south.

The Batidero property contains a set of high and low sulphidation anomalies with strong silicification and brecciation with correlative talus gold anomalies. The host sequences at the base of the system show dacitic to rhyodacitic fiamme tuffs, with high permeability, which is one of the main conditions for widespread mineralization potential in these belts. A 5 hole scout drilling program was conducted in March and April of 2003, and while results did not show sufficient gold mineralization, work on the property led to the identification of an anomalous copper/gold zone at surface on the northwest corner of the property. This area has become part of the exploration target extending from the Josemaria property directly to the north.

Several other areas of the large Batidero concession remain unexplored, and targets exist on the eastern half of the property where talus gold anomalies exist in conjunction with impressively high mercury anomalies, enlarging the extent of the regional geochemical anomaly some 3 kilometres to the east of the previously known targets.

Josemaria

The Josemaria project is a part of a large land position acquired from Lirio by the Corporation surrounding the Batidero Property and adjacent to the Vicuna property. Elevation of the property ranges from 3900 m to 4700m. The Lirio Property concessions contain a number of known mineral targets, and as a result of the Corporation's exploration on Batidero, an extensive copper/gold/molybdenum anomaly has been discovered which has become known as the Josemaria project.

The Josemaria target zone is on a north facing slope and is ovoidal in shape. Property geology comprises limited outcrops of a dioritic-tonalitic porphyry with potassic alteration surrounded by a phyllic-argillic zone that grades into extensive propylitic sectors. Since October 2003 the Josemaria Project has undergone an aggressive program of sampling, mapping, trenching, and geophysical testing. This work program outlined mineralization in soils of 3 x 2 kilometres with classic porphyry characteristics at surface.

Initial geophysics has shown a magnetic core of 1 by 0.5 kilometres bounded by resistive, non-magnetic haloes. This magnetic zone corresponds with the best exposed andesitic porphyry with intense biotite and K-feldspar alteration (potassic core) which has shown continuous gold and copper mineralization in trenching.

An initial scout drill program of 6 RC holes for a total of 1800 m of drilling was initiated in January 2004, and at the time of writing this report, the drilling program has been expanded to 10 holes. Assays are pending, but the Corporation is very encouraged by initial results.

Vicuna

The Vicuna Project encompasses the Los Caballos property and the Vicuna Concina property which together give a continuous extension of Tenke's land position from Batidero and west across to the Chile-Argentine border. The project is accessible from both Chile and Argentina. The prospect is comprised of rugged and high topography. Elevations at the project range between 4800m and 5500m but there are large open valleys on both sides of the border which provide relatively easy access. Significant copper, silver and gold mineralization has been found on the property in successive programs of surface exploration, trenching and drilling.

During 1999/2000, the Corporation carried out a US$2.0 million exploration program on the Vicuna Project. This work defined five exploration targets over 10 km on the Vicuna property. A drilling program was completed in May 2001 which included a total of 4,000 metres of drilling in 24 widely spaced RC holes across the five Vicuna concession targets. Several of these holes were in the Filo del Sol diatreme, and led to the discovery of extensive mineralization with key drill intercepts including:

VRC-04:	118m @ 0.51% Cu + 81 g/t Ag + 0.38 g/t Au from 162m to total depth
VRC-05:	168m @ 0.86% Cu + 33 g/t Ag + 0.23 g/t Au from 96m to total depth
VRC-20:	58 m @ 0.85 % Cu + 18 g/t Ag + 0.41 g/t Au from 12 - 70 m in depth

During late 2003, the Corporation remobilized to the Vicuna property for a second round of deep drilling at the Filo del Sol target. A four hole drilling program was performed in the first quarter of 2004, with results including:

VRC-25:	112 m @ 0.55 g/t Au including 42 m of 0.41 % Cu
VRC-26:	158 m @ 0.28 g/t Au including 80 m of 0.33 % Cu and 32 m of 22.4 g/t Ag
VRC-27	76 m @ 0.16 % Cu including 24 m of 1.25 g/t Au
VRC-28	224 m @ 0.66 % Cu with intervals of gold over portions of the hole

Most significant was the deep long intercept of copper in hole VRC-28, the northernmost hole to date on the Filo del Sol target, which illustrates that significant mineralization continues to extend deeper and northward from the previously drilled area. Hole VRC-28 was more than 300 m further north than any previous drilling on this target, illustrating the large tonnage potential in the area. A further phase of drilling is being planned for the 2004/2005 high Andes exploration season which normally runs between October and May.

Other Argentine Property Work

The Alto Rico gold project is located 130 kilometres northwest of the Cerro Vanguardia gold/silver mine (8 million oz. gold equivalent) in Patagonia. The property has high grade, low sulphidation epithermal gold/silver vein systems such as those found at Cerro Vanguardia and Esquel gold deposits, which are located on similar volcanics. The known extent of the Alto Rico vein system is large scale - more than 12 kilometres of recognized vein length. There is a principal northeast trending quartz vein system, with 5 outcropping sub parallel veins which vary between 1 and 10 metres in width.

During 2003 geochemical sampling returned results from 0.35 to 4.5 grams per tonne gold in veins and values up to 2.0 grams per tonne in stockworks. An 8 hole reconnaisance drill program was carried out across 4 different vien targets and a stockworks zone. Results did not indicate any potential ore grade mineralization and exploration on other vien systems within the Alto Rico property has continued to identify better targets.

Further north, prospecting continued in the high Andes properties in Mendoza, and several new copper/gold porphyry targets were identified. Due to the remoteness of this region, the area is significantly underexplored. Regionally, the Corporation's property position is in proximity to major copper mines just across the border in Chile (El Tenniente, etc). The Corporation's new Mendoza targets will form higher priority programs for the next season.

Tenke's Mendoza and San Juan properties are predominantly located in the high Andes which typically have exploration seasons from October to May. We continue to progress other early stage projects in Santa Cruz, Chubut and several lower elevation gold prospects in San Juan to enable effective use of our exploration teams and to progress the development of our large mineral property position in Argentina year-round.

Tenke Fungurume Copper/Cobalt Deposit - DRC

The Tenke Fungurume copper-cobalt project comprises one of the world's largest known copper-cobalt resources and it will be a long-life mine with low operating costs. The deposits are located within two concessions totaling more than 1,400 square kilometres in Katanga Province, Democratic Republic of Congo ("DRC"). The total mineral resource is in excess of 547 million tonnes grading 3.5 % total copper and 0.27 % cobalt in accordance with CIMM 1996 guidelines for mineral resource classification.

The Tenke Fungurume copper/cobalt project is in its advanced stage of pre-construction development. Since securing its rights to a 55% interest in the Tenke Fungurume Project in 1996, the Corporation, through its subsidiaries, has spent approximately US$38 million on exploration, studies and infrastructure construction. A detailed feasibility study was initiated in 1997 and in parallel Tenke carried out a successful exploration program in the Dipeta Syncline which dramatically expanded the known mineral resources. Tenke also invested significantly in rebuilding local infrastructure including refurbishment of roads, power and water supply, a landing strip, houses and ancillary buildings.

Between 1996 and the end of 1998 the Corporation progressed the feasibility study, including the establishment of long-term power, rail and sulphur supply contracts and tendering of design and construction management. A draft feasibility study was prepared for initial production of 100,000 tonnes per annum ("tpa") of copper for the first 4 years rising to production of 200,000 tpa from years 5 through 15. Cobalt production associated with this development scenario was expected to be approximately 6,000 tpa, rising to 13,000 tpa. During 1998, the Corporation also entered into discussions with a number of major mining companies with respect to partnership participation and parallel discussions regarding project debt financing were well advanced.

The project was severely disrupted following the outbreak of hostilities in the DRC in August 1998. All debt financing discussions were suspended; however, discussions continued with potential equity partners and in December 1998, the Corporation successfully concluded an option agreement with BHP Copper Inc. (now BHP Billiton ("BHPB")) which established a formal structure for BHPB to acquire, directly or indirectly, a controlling interest in the Project.

On February 23, 1999, as a result of continuing military turmoil and political events in the DRC, the Corporation issued a declaration of force majeure. By that time, the situation in the DRC had materially affected the conditions of development and operation of the Project (including power supply, transportation and construction resources), undermined the draft feasibility study prepared by the Corporation and made it impossible for the project to advance.

During the course of 2000 and beyond, Tenke worked closely with BHPB on preparation of technical and economic studies to start the Project on a smaller scale. This smaller scale project which has been agreed in principle by the DRC authorities is intended to mitigate the affects of the DRC conflict and to allow the commencement of operations on this renowned deposit earlier than would be possible for the much larger plant.

In due course, Phelps Dodge Exploration Corporation ("Phelps Dodge") entered the consortium through BHPB's option agreement and in September, 2002, Phelps Dodge replaced BHP Billiton as option holder to acquire a controlling interest and operating rights on the project. Phelps Dodge, the world's second largest copper producer, has committed to work with Tenke to implement a development strategy and to advance the project as country conditions improve.

During the first half of 2003 Phelps Dodge had independent consultants prepare refined mine plans and scoping studies for a smaller scale initial start to operations with subsequent expansion in the early years of initial operations, and this formed the basis for a development proposal submitted to Gecamines and the new DRC Government in September 2003. This proposal contemplates revised phases of the project and other modifications to initial plant size, and other commercial terms to mitigate the effects on the project caused by the DRC conflict.

In November, 2003, Tenke and Phelps Dodge made a formal presentation of the project in front of Ecofin, the DRC Government's ministerial level economic committee. In that meeting, Ecofin authorized the parties to finalize discussions with Gecamines and the Ministry of Mines so the project could start as soon as possible.

We are pleased to report that on January 16, 2004 as a further commitment to the project, Phelps Dodge signed a shareholders agreement with Tenke Mining Corp and its subsidiary Lundin Holdings Ltd. whereby subject to certain conditions Phelps Dodge will become 70 % owner of Lundin Holdings Ltd. The essence of the Phelps Dodge/Tenke Mining Corp agreement is that Phelps Dodge will fund costs up to a successful build decision, and subject to subsequent Board approvals, Phelps Dodge and Tenke Mining Corp will become prorata participating partners to fund the project. This shareholders agreement is conditional upon obtaining a successful outcome to discussions in the DRC. As a result of the complexity of the new transitional government, discussions have been protracted, however, progress is being made. A near term conclusion is anticipated.

Overall, conditions have been improving in the DRC. UN peace keeping troops have been deployed to various parts of the country, international involvement in support of a new transitional government is strong, the IMF and World Bank are discussing funding to rebuild critical infrastructure, and Katanga Province is expected to be one of the first regions of the DRC to return to an environment for renewed mining investment.

While the Tenke Fungurume project remains in force majeure due to many complicated factors, the Company is optimistic that continued progress leading to a sustainable peace and government stability is possible. Successful implementation of the broad based transitional government will take time to occur and this will be fundamental to enabling the DRC to return to an investment climate under which Tenke Fungurume can advance to become a world class producing mine.

Corporate

During the course of year, the Corporation raised $5.4 million by way of private placement of 4 million common shares at a price of $1.35 per share. Subsequent to year end, Tenke raised gross proceeds of US $11 million through an underwritten private placement of 4 million common shares at a price of $2.75 per share. The net proceeds raised are used towards ongoing exploration of its Argentine properties as well as for general working capital purposes.

The efforts of the last few years to position the Corporation with geographic diversity and an asset base of quality copper and gold assets has been a success. Several of our Argentine exploration properties are now into the drilling stage and the objective for the year ahead is to achieve a major copper/gold discovery which will sustain our development strategy in Argentina. In the DRC, evolving conditions have presented the best opportunity since 1998 to advance the Tenke Fungurume project into construction, supported by Phelps Dodge as operating partner. The result of 2003 efforts has been a marked increase in asset base and share price and significantly increased investor interest. Tenke Mining Corp. looks forward to an exciting year ahead and we would like to thank our existing and new shareholders for your support.

On behalf of the Board,

Paul Conibear
President

May 4, 2004

TENKE MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS
(Amounts in U.S. Dollars unless otherwise indicated)
DECEMBER 31, 2003

The following discussion and analysis of the results of operations and financial conditions ("MD&A") for Tenke Mining Corp. (the "Corporation") should be read in conjunction with the consolidated financial statements for the years ended December 31, 2003 and 2002 and the related notes therein. The financial information in this MD&A is derived from the Corporation's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is March 31, 2004.

Additional information about the Corporation and its business activities is available on SEDAR at www.sedar.com.

General

The Corporation is a mineral resource company engaged in exploring, acquiring and developing precious and base metal properties. The Corporation holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"), such interest being subject to an agreement with Phelps Dodge Exploration Corp. ("PD") whereby under certain conditions, PD becomes the majority shareholder of the DRC assets. In addition, the Corporation has a large exploration property position in Argentina consisting of numerous copper and gold exploration targets. The Argentine assets include a 100% interest in the Los Caballos property located in the Vicuña exploration district, in San Juan Province and options to earn majority interests in the Alto Rico, Batidero, Mendoza, Vicuña West and Lirio properties. The Corporation's exploration property position in Argentina is now in excess of 1.2 million hectares.

Subsequent to December 31, 2003, the Corporation signed an agreement with Viceroy Exploration Ltd. ("Viceroy"), whereby the Corporation can earn a 75% interest in the Las Flechas Project through pre-agreed minimum annual exploration expenditures aggregating to $4.5 million over 5 years. The Las Flechas Project is located in northern San Juan province in Argentina. This transaction is subject to all requisite regulatory approvals and execution of a detailed earn-in agreement.

Selected Annual Information

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Statement of Operations Data ($000's)			
Total Revenue	$ 56	$ 11	$ 7
Net Loss	$ (244)	$ (99,837)	$ (3,874)
Data per Common Share ($)			
Basic and Diluted Net Loss	$ (0.01)	$ (2.89)	$ (0.13)
Balance Sheet Data ($000's)			
Total Assets	$ 107,715	$ 104,262	$ 202,018
Long Term Liabilities	NIL	NIL	NIL

Selected Quarterly Information

Financial Data for 8 Quarters								
Three Months Ended	**Dec-03**	**Sep-03**	**Jun-03**	**Mar-03**	**Dec-02**	**Sep-02**	**Jun-02**	**Mar-02**
A. Total revenues ($000's)	13	17	22	4	5	4	1	1
B. Earnings (loss) before extraordinary items ($000's)	(35)	(170)	59	(98)	(99,281)	(103)	(285)	(168)
C. Net earnings (loss) ($000's)	(35)	(170)	59	(98)	(99,281)	(103)	(285)	(168)
D. Basis and diluted earnings (loss) per share ($)	(0.00)	(0.01)	(0.00)	(0.00)	(2.88)	(0.00)	(0.01)	(0.01)

Results of Operations

Fourth Quarter of 2003 compared to 2002

The loss for the fourth quarter of 2003 was $35,000 as compared to a loss of $99 million for 2002. In the fourth quarter of 2002, the Corporation recorded a write-down of the Tenke Fungurume project in the amount of $99.1 million as mentioned below. The slight increase in general and administrative costs in the fourth quarter of 2002 is primarily attributed to the stock-based compensation expenses representing the estimated fair value of stock options granted to non-employees during the quarter.

Year ended December 31, 2003 compared to 2002

The Corporation's losses for the years ended December 31, 2003 and 2002 were $244,000 and $99.8 million respectively, a decrease of $99.6 million. The decrease in loss is primarily due to the 2002 write-down of the Tenke Fungurume Project in the amount of $99.1 million to $102.0 million, being the estimated fair value of the project based on an anticipated minimum development plan of 30,000 tonnes per annum of copper and cobalt production with an increase to a 130,000 tonnes per annum of copper and associated cobalt production in the early years of mine operations.

General and administrative expenses for the years ended December 31, 2003 and 2002 were $743,000 and $821,000, respectively, a decrease of $78,000. There were no stock based compensation expenses for 2003 as compared to $162,000 for the corresponding period of 2002. In addition, general exploration and project investigation expenses increased by $79,000 from $127,000 to $206,000. During 2003, the Corporation reviewed various properties in Ecuador and Argentina for possible acquisition. Promotion and public relations also increased by $27,000 from $28,000 to $55,000, reflecting increased exploration activities in Argentina. This increased activity included promotional meetings and presentations in Vancouver and Toronto in February 2003 which resulted in a successful private placement, followed by attendance at the Prospector and Developers Association Convention held in Toronto in March 2003.

The losses are a reflection of the Corporation's status as a non-revenue producing mineral corporation. As the Corporation has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2003, the Corporation had working capital of $2.6 million, compared to $769,000 for December 31, 2002. During 2003, the Corporation completed a private placement of 4,000,000 common shares at a price of CDN$1.35 for gross proceeds of CDN$5,400,000 and received CDN $406,850 from the exercise of stock options.

Subsequent to December 31, 2003, the Corporation completed a private placement, to a syndicate of underwriters led by GMP Securities Ltd. and including Dundee Securities Inc. and Pacific International Securities Inc, of 4 million common shares at CDN$2.75 per common share for aggregate proceeds of CDN$11 million. Net proceeds of the private placement will be used towards its copper/gold exploration programs in Argentina as well as for general working capital purposes.

Mineral Properties

Tenke Fungurume Project, Congo

The Corporation, through its wholly owned subsidiary, Lundin Holdings Limited ("Lundin"), holds a controlling 55% interest in the Tenke Fungurume Project. During the year ended December 31, 2003, Lundin received approximately $1.7 million pursuant to an assignment agreement, made effective September 13, 2002, with PD. PD has the obligation, as long as the agreement remains in force, to fund certain on-going project expenditures. During the year ended December 31, 2003, these project expenditures included feasibility study work by independent consultants to advance the plans to start a small scale plant as soon as conditions allow, expenses relating to meetings with the DRC Minister of Mines and our partner, Gécamines (a state owned Congolese company), and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The agreement provides for project funding only and does not fund the Corporation's own corporate costs.

On October 31, 2003, the Corporation signed a Letter of Agreement with PD setting out the terms whereby PD will become a 70% owner of Lundin. This new arrangement replaced the existing option agreement originally established in 1998 with BHP, and subsequently transferred to PD in September 2002. Under the new arrangement, the Corporation will have 30% of Lundin's ultimate project share ownership once certain conditions are agreed between the Corporation, PD, Gécamines and the DRC government. Lundin's share of the Tenke Fungurume Project costs will be funded by PD up to a decision to build, after which time Lundin will become a contributing partner. In a subsequent event, on January 16, 2004 PD and the Corporation signed a shareholders agreement which further sets out the details and the conditions which make the shareholding fully operational.

On February 23 1999, the Corporation advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Corporation's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study. Notice was given of Force Majeure in accordance with the Corporation's agreements which had the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Corporation is required to make certain payments in respect of the Tenke Fungurume Project should the Corporation elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure, and for a sufficient time thereafter for the Corporation to achieve the same position it was in before the problems occurred.

During September 2003, the Corporation in conjunction with PD submitted a formal proposal to the new DRC Government and Gécamines to amend the existing agreements to align with fiscal terms in the DRC's new mining code. The proposal is based on starting the Tenke Fungurume Project in a smaller scale than originally contemplated to reflect the material changes which have occurred due to the conflict, including degradation to regional infrastructure such as roads, rail, power and construction resources critical to the successful advancement of a significant mining operation. The proposal includes conditional commitments to advance the Tenke Fungurume Project in a phased manner as soon as mutually agreeable amendments to existing agreements can be achieved, with the intent to further expand facilities to the fullest extent that conditions allow.

Gold and Base Metal Exploration in Argentina

The Corporation has assembled a land package encompassing key prospective gold and base metal regions in Argentina. The prime areas of focus are in the Patagonia and Cuyo (San Juan/Mendoza) regions. The Corporation currently has 37 people on staff including 13 geologists and 19 field staff working out of field offices in San Juan and Bariloche to support the exploration activities in these key regions. During the year ended December 31, 2003, the Corporation expended a total of approximately $1.8 million on the various properties. These expenditures included option payments, surface exploration mapping, drilling, sampling and analysis.

Lirio properties

During the year ended December 31, 2003, the Corporation entered into a 6-year option agreement to earn a 100% ownership in the Lirio properties, located adjacent to the Corporation's Batidero and Vicuna projects in northwestern Argentina. This strategic property position includes the Josemaria copper/gold porphyry target and extensions of mineralization encountered in the Batidero property directly to the south. Pursuant to the option agreement, the Corporation is required to make an up-front payment of $23,000 (payment made) and staged payments aggregating to $790,000 between 2003 and 2009. If a mine is put into production, the underlying property holder also receives a 0.5 % Net Smelter Return and a further $2 million within 6 months following the second complete year of mine operations.

Contractual Obligations

	Less than 1 year	1-3 Years	Total
Employment contracts	$630,781	$ -	$630,781
Management services contract	60,353	-	60,353
Lease obligations	9,046	4,209	13,255
Total	$700,180	$4,209	$704,389

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgements about matters that are inherently uncertain.

Note 2 to the consolidated financial statements for the years ended December 31, 2003 and 2002 include a summary of the significant accounting policies adopted by the Corporation. The following policies are considered to be the critical accounting policies since they involve the use of significant estimates.

Mining Properties and Related Expenditures

The Corporation carries its mining properties at cost less a provision for impairment. The Corporation defers exploration and development costs, which are related to specific projects until the commercial feasibility of the project is determinable. The costs of each property and related expenditures will be amortised over the economic life of the property on a units-of-production basis. Costs are charged to operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.

The Corporation undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognised when the carrying value of those assets is not recoverable and exceeds their fair value. In undertaking this review, management of the Corporation is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an affect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"), and losses carried forward. Future income tax assets and liabilities are measured using tax rates that are expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognised is limited to the amount of the benefit that is more likely than not to be realised.

Management of the Corporation is required to exercise judgements and make assumptions about the future performance of the Corporation in determining its ability to utilise loss carry-forwards and thereby realise the benefits of future income tax assets.

Related Party Transactions

The Corporation has transactions with related parties that are disclosed in Note 7 of the consolidated financial statements.

Outstanding Share Data

As at March 31, 2004, the Corporation had 45,862,328 common shares outstanding and 1,178,000 share options outstanding under its stock-based incentive plans. The Corporation had no share purchase warrants outstanding.

Risks

The Corporation's properties/operations are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Corporation's activities or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

In addition, other risk factors that could affect the Corporation's future results, include, but are not limited to, competition, risk inherent in mineral exploration and development and policies including trade laws and policies, receipt of permits and approvals from government authorities and other operating and development risks.

Outlook

Global economic and industry factors which are the fundamental drivers behind mineral property development are gradually improving but it is generally felt that strengthening in the global economy has been outpaced by recent base metal price escalation. The dramatic recovery in base and precious metals prices which occurred in 2003 was not totally expected and in the year ahead, some tempering of base metals prices from the current highs is being forecast by some commodity market experts. However there is considerable confidence that metal prices will continue to be strong relative to the down cycle experienced over the last several years, such that the Corporation's exploration and development activities should continue to receive strong investor support and wide industry recognition in the year ahead.

As mentioned above, the agreement with PD currently provides for the funding on the Tenke Fungurume project up until a build decision. While the Corporation believes it is adequately funded for at least the next two exploration seasons in Argentina, as and when necessary the Corporation intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing Argentina projects, to advance the Tenke Fungurume project, and to acquire and develop new projects as determined by the Board.

Tenke Fungurume

Implementation of the DRC's new Transitional Government continues to progress and is expected to help stabilize the country. However, this process is complex and it will take some time to successfully institute a fully functional new coalition government that can make decisions on outstanding issues affecting the Tenke Fungurume Project. Positive meetings have been held with the highest levels of the new government and they along with the major international parties who are assisting in the stabilization of the DRC have indicated their support to help the Tenke Fungurume Project to advance.

Argentina

A new President has been elected in Argentina, and the new government and it's fiscal policies have been successfully implemented over the course of 2003. No policy changes are expected that would affect the Corporation's investments in Argentina. The Argentine Peso has remained relatively stable over the current reporting year and remains stable during the 1st quarter of 2004.

The resurgence in mineral exploration activity in Argentina and in particular in the areas of the country where the Corporation is most active substantiates the value of the Corporation's strategy to focus on Argentina's under explored mineral potential prior to this recent minerals market recovery.

Argentina remains relatively unexplored, the fiscal regime is attractive and its mining code is respected. The Corporation is well positioned to capitalize on future exploration with strategic land positions across all of the key mineralized regions of the country. It is our view that Argentina will show gradual economic and political improvements over time and will return to be one of the top choices in the Americas for mineral exploration and mining investment.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and presentation of the consolidated financial statements, together with the operational information referenced in this annual report, are the responsibility of management. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Estimates have been used in the preparation of the financial statements when transactions affecting the reported period cannot be finalized until a later period. The carrying value of the mineral properties reflects management's best judgements with regard to the underlying assets. Other financial information contained throughout the annual report is consistent with that provided in the financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the financial statements accurately report the Corporation's operating and financial results that the Corporation's assets are safeguarded.

The Audit Committee, comprising mainly of non-management directors, acts on behalf of the Board of Directors to ensure that the management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and PricewaterhouseCoopers LLP, the Corporation's external auditors, and has reported to the Board of Directors. The external auditors have unlimited access to the Audit Committee. Based upon the recommendation of the Audit Committee, the Board of Directors has approved the consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Corporation's last annual meeting to examine the consolidated financial statements and provide an independent professional opinion thereon.

Paul Conibear
President

Lukas H. Lundin
Chairman

March 22, 2004

AUDITORS' REPORT

To the Shareholders of
Tenke Mining Corp.

We have audited the consolidated balance sheets of Tenke Mining Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the change in the method of accounting for stock-based compensation, as explained in note 2(h) to the consolidated financial statements, on a basis consistent with that of the preceding year.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 22, 2004

TENKE MINING CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash	$ 2,960,104	$ 1,185,169
Accounts receivable	61,351	58,846
Due from related parties	6,469	-
Supplies inventory	57,994	38,395
Prepaid expenses	103,458	132,577
	3,189,376	1,414,987
Mineral properties and related expenditures (Note 3)	104,119,295	102,389,191
Fixed assets, net (Note 4)	406,424	457,924
	104,525,719	102,847,115
	$ 107,715,095	$ 104,262,102
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 232,870	$ 298,194
Due to related parties (Note 7)	372,927	347,818
	605,797	646,012
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	238,777,368	235,040,123
Contributed surplus - stock options	162,440	162,440
	238,939,808	235,202,563
Deficit	(131,830,510)	(131,586,473)
	107,109,298	103,616,090
Commitments and contingencies (Note 8)		
Subsequent events (Notes 3(a)(iv) and 10)		
	$ 107,715,095	$ 104,262,102

Approved by the Board:

Director

Director

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in US Dollars)

	Year ended December 31, 2003	Year ended December 31, 2002
Expenses		
Amortization	$ 792	$ 1,924
Capital tax	125	272
General exploration and project investigation	206,088	127,084
Interest and bank charges	3,400	11,236
Management fees	102,954	91,695
Consulting	41,318	26,859
Office and general	(4,853)	28,538
Professional fees	137,786	157,357
Promotion and public relations	55,102	27,727
Stock based compensation expense (Note 5)	-	162,440
Stock exchange and filing fees	65,884	61,266
Telephone and facsimile	330	9,539
Transfer agent and shareholder information	21,784	15,657
Travel	36,725	38,778
Wages and benefits	75,847	60,939
	743,282	821,311
Other (income) expenses		
Interest income	(55,541)	(11,308)
Foreign exchange gain	(454,327)	(53,659)
Write-off of mineral property interests	10,623	99,080,371
Loss for the year	244,037	99,836,715
Deficit, beginning of the year	131,586,473	31,749,758
Deficit, end of the year	$ 131,830,510	$ 131,586,473
Basic and diluted loss per common share	$ 0.01	$ 2.89
Weighted average number of shares outstanding	40,737,586	34,486,536

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)

	Year ended December 31, 2003	Year ended December 31, 2002
Cash flows (for) operating activities		
Loss for the year	$ (244,037)	$ (99,836,715)
Items not affecting cash		
Unrealized foreign exchange gain	(454,327)	(53,659)
Amortization	792	1,924
Write-off of mineral property interests	10,623	99,080,371
Stock based compensation expense	-	162,440
	(686,949)	(645,639)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	546	46,323
Accounts payable and accrued liabilities	(65,324)	81,707
	(751,727)	(517,609)
Cash flows (for) investing activities		
Mineral properties and related expenditures	(3,251,026)	(2,006,594)
Purchase of fixed assets	(108,323)	(38,630)
	(3,359,349)	(2,045,224)
Cash flows from financing activities		
Common shares issued, net	3,709,575	1,797,834
Due to related parties	25,109	14,732
Option payments received	1,697,000	1,527,500
	5,431,684	3,340,066
Effect of exchange rates on cash and cash equivalents	454,327	53,659
Increase in cash	1,774,935	830,892
Cash, beginning of the year	1,185,169	354,277
Cash, end of the year	$ 2,960,104	$ 1,185,169
Supplementary information regarding non-cash transaction		
Investing and financing activities		
Common shares issued for mineral property acquisition	$ 27,670	$ 24,250

TENKE MINING CORP.
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
AND RELATED EXPENDITURES
(in US Dollars)

	Tenke Fungurume Congo	Alto Rico Argentina	Batidero Argentina	Mendoza Argentina	Cuyo Argentina	Lirio Argentina	Patagonia Argentina	Vicuña West Argentina	Los Caballos Argentina	Tierra del Fuego Argentina	Total
Balance, December 31, 2001	$ 200,811,863	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 200,811,863
Care and maintenance/special activities	1,767,400	-	-	-	-	-	-	-	-	-	1,767,400
Acquisition, permits and taxes	-	15,077	24,250	23,526	-	-	5,618	23,653	19,356	-	111,480
Excavation	-	-	18,313	-	-	-	-	-	-	-	18,313
Geophysical, staking and maps	-	153	-	128	-	-	1,310	-	24	-	1,615
Office and general	-	408	10,167	25,028	-	-	4,504	-	2,342	-	42,449
Professional fees	-	9,939	24,060	33,993	-	-	69,101	428	14,883	-	152,404
Sampling and testing	-	-	-	-	-	-	14,226	-	-	-	14,226
Technical and field staff	-	765	6,220	1,996	-	-	6,827	-	800	-	16,608
Transport and travel	-	1,926	5,767	4,336	-	-	24,339	668	696	-	37,732
Value added taxes	-	1,542	4,625	4,625	-	-	6,552	-	5,628	-	22,972
	1,767,400	29,810	93,402	93,632	-	-	132,477	24,749	43,729	-	2,185,199
Option payment received	(1,527,500)	-	-	-			-	-	-	-	(1,527,500)
Incurred during the year	239,900	29,810	93,402	93,632	-	-	132,477	24,749	43,729	-	657,699
Write-off of mineral property interests	(99,051,763)	-	-	-			-	-	(28,608)	-	(99,080,371)
Balance, December 31, 2002	$ 102,000,000	$ 29,810	$ 93,402	$ 93,632	$ -	$ -	$ 132,477	$ 24,749	$ 15,121	$ -	$ 102,389,191
Care and maintenance	1,671,832	-	-	-	-	-	-	-	-	-	1,671,832
Professional fees	-	118,597	84,014	33,097	58,289	24,793	54,181	9,740	11,125	23,607	417,443
Acquisition, permits and taxes	-	29,294	28,778	48,004	7,828	59,471	2,164	46,958	1,382	24,566	248,445
Transport and travel	-	33,493	76,444	3,616	15,209	8,535	14,936	6,786	33	8,266	167,318
Office and general	-	41,396	56,902	7,231	20,675	10,480	18,925	11,075	577	3,839	171,100
Technical and field staff	-	21,967	59,411	3,826	5,002	12,118	3,764	9,023	108	1,697	116,916
Geophysical, staking and maps	-	44,976	54,102	101	1,556	208	1,419	149	-	-	102,511
Excavation	-	12,204	95,886	-	-	13,670	-	9,314	-	-	131,074
Sampling and testing	-	54,029	26,137	1,751	4,663	41	1,484	-	-	-	88,105
Drilling	-	96,436	80,100	-	-	-	-	-	-	-	176,536
Value added taxes	-	42,862	49,593	9,349	9,001	12,382	7,432	8,231	1,660	5,937	146,447
	1,671,832	495,254	611,367	106,975	122,223	141,698	104,305	101,276	14,885	67,912	3,437,727
Option payments received	(1,697,000)	-	-	-	-	-	-	-	-	-	(1,697,000)
Incurred during the year	(25,168)	495,254	611,367	106,975	122,223	141,698	104,305	101,276	14,885	67,912	1,740,727
Write-off of mineral property interests	-	-	-	-	-	-	-	-	(10,623)	-	(10,623)
Balance, December 31, 2003	$ 101,974,832	$ 525,064	$ 704,769	$ 200,607	$ 122,223	$ 141,698	$ 236,782	$ 126,025	$ 19,383	$ 67,912	$ 104,119,295

TENKE MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
(All figures in US dollars unless otherwise stated)

1. Nature of Operations and Going Concern Basis of Presentation

Tenke Mining Corp. (the "Corporation") together with its subsidiaries is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Corporation holds a 55% interest in the Tenke Fungurume Project ("TFM") located in the Democratic Republic of Congo ("DRC"). On February 23, 1999, the Corporation gave notice of Force Majeure (Note 3(a)) on its property in the DRC. In addition, the Corporation also has options to acquire interest in various properties located in Argentina (Note 3(b)).

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Corporation's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related fixed assets.

The mineral properties are also subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Corporation's activities or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

The viability of the projects and the ability for the Corporation to continue as a going concern are dependent on future financing. The Corporation is committed to making certain payments related to TFM (see Note 3(a)). Based on studies to date, discussions with equity partners and potential debt providers, management believes that a viable financing strategy could be concluded to fund the initial development of TFM once the events of Force Majeure have been removed and the Corporation is able to place itself in a position similar to that prior to such events of Force Majeure.

If financing is not achieved, the Corporation may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Corporation are prepared in accordance with accounting principles generally accepted in Canada and applied on a consistent basis. A summary of the Corporation's significant policies is set out below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all directly or indirectly owned subsidiaries. All significant inter-Corporation balances and transactions have been eliminated upon consolidation.

(b) Revenue Recognition

Revenue is derived from three principal sources and is accounted for as follows:

(i) Interest earned on bank deposits;

(ii) Interest earned on advances to Tenke Fungurume Mining SARL ("TFM SARL"), a 55% indirectly owned subsidiary of the Corporation, relating to the portion of TFM SARL owned by the non-controlling shareholder;

(iii) Advisory fees charged to TFM SARL in accordance with agreements for the formation of TFM SARL, relating to the portion of TFM SARL owned by the non-controlling shareholder.

Income recognized in items ii) and iii) above is recorded to the extent that it does not exceed the general and administrative costs of the Corporation directly related to mineral properties. Any excess is recorded as a reduction in the value of capitalized development expenditure.

(c) Mineral Properties and Related Expenditures

Mineral properties and related expenditures are carried at cost. Costs include cash consideration and the fair value of shares issued. Capital costs include concession acquisition, feasibility studies, marketing surveys, test drilling, geological analysis, processing tests, plant and machinery for both temporary and permanent extraction and treatment sites, transportation facilities and equipment, provision of accommodation units and office space on and off site. If a project is unsuccessful or if exploration ceases because continuation is not economically feasible, the capitalized costs are written off.

Option payments received and cost reimbursements payable pursuant to terms of option agreements signed have been applied against project expenditures. Under the option agreements, these amounts may give rise to future claims against the assets of the Corporation.

The recoverability of expenditures capitalized is dependent on the final determination of economically recoverable ore reserves, preservation of the Corporation's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production and proceeds from the disposition thereof.

Management periodically assesses the carrying value of amounts recorded for individual mineral properties. If estimated future non-discounted cash flows, using current prices and management's estimates of the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

(d) Fixed Assets

Fixed assets are recorded at cost. Amortization is provided on a straight-line basis over varying periods of three to ten years according to the expected life of the asset.

Amortization charged in respect of fixed assets supporting the exploration and development of mineral resources is capitalized to mineral properties and related expenditures.

(e) Foreign Currency Translation

The Corporation follows the temporal method of accounting for the translation of foreign currency denominated amounts into US dollars. Under this method, monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date; revenues and expenses and non-monetary assets and liabilities are translated at approximate exchange rates prevailing on the dates of the respective transactions.

Gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

(f) Foreign Currency Risk

The functional currency of the Corporation and its subsidiaries is the US dollar. The Corporation has limited exposure to fluctuation between the US dollar and other foreign currencies because the majority of its transactions are denominated in US dollars.

(g) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. For calculated diluted earnings per share, the treasury stock method is used for the purposes of determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive.

Basic and diluted earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the year.

(h) Stock Options

During the year ended December 31, 2003, the Corporation adopted, prospectively without restatement, the revised requirements of CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" whereby stock options awarded to employees and non-employees are measured and recognized in the statement of operations and deficit at the fair value of the award.

During the year ended December 31, 2003, no stock options were granted.

(i) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Financial Instruments

Financial instruments are initially recorded at cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value.

The Corporation's financial instruments that are exposed to financial risk consist primarily of receivables and accounts payable. The relevant amounts in the financial statements approximate fair value.

(k) Income Taxes

The Corporation accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l) Cash and Cash equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

3. Mineral Properties

(a) Tenke Fungurume Property

	December 31, 2003	December 31, 2002
Acquisition costs	$162,541,375	$162,541,375
Feasibility studies and exploration expenditures, net	38,485,220	38,510,388
	201,026,595	201,051,763
Write-down to fair value (v)	99,051,763	99,051,763
	$101,974,832	$102,000,000

(i) Acquisition

On November 30, 1996, Lundin Holdings Limited ("Lundin Holdings") signed an agreement with La Générale des Carrières et des Mines ("Gécamines") and the Government of the DRC for the acquisition of a 55% share and operatorship of the Tenke Fungurume copper/cobalt concessions located in Katanga Province, DRC.

On December 9, 1996, the Corporation acquired all of the issued and outstanding shares of Tenke Holdings Limited ("Tenke Holdings"), which owns all of the issued and outstanding shares of Lundin Holdings, from a director of the Corporation. The consideration granted was 30,000,000 common shares in the Corporation with an ascribed value of CDN $153,000,000 ($112,326,434), or CDN $5.10 per share and is included in acquisition costs. The shareholders of the Corporation approved the purchase of Tenke Holdings at a special meeting of the shareholders held on October 9, 1996.

Under its agreement with Gécamines, Lundin Holdings participated with Gécamines in the formation of TFM SARL and was issued, on subscription, 55% of the issued and outstanding shares of TFM SARL. Gécamines then transferred to TFM SARL all of its rights in the Tenke Fungurume mining concessions and certain assets thereon.

Under the terms of the acquisition agreement, Lundin Holdings has the following payments to Gécamines:

- $50,000,000 on completion of transfer of interest (payment made in May 1997 and included in acquisition costs above);
- $50,000,000 following election to place TFM into commercial production. This election is required within 120 days from delivery of the feasibility study, such feasibility study to be produced within 24 months of the effective date of the agreement (May 1997) and as extended by the period which the project is under Force Majeure, plus the duration required for TFM SARL to place itself in the same situation as before the occurrence of such event of Force Majeure (Note 3(a)(ii)).
- $150,000,000 within 72 months of the effective date, originally May 2003 but adjusted according to the extensions granted by the conditions related to Force Majeure.

In terms of its agreements, Lundin Holdings is to complete a feasibility study and, if they elect to proceed, to arrange financing for future capital expenditures. In addition, within the TFM Mining Convention, there exists an obligation for Gécamines and Lundin Holdings to reach agreement on the value of an existing ore stockpile and certain buildings and fixtures existing on the property. When this is agreed, Lundin Holdings is obligated to make a cash capital contribution in an amount that represents 55% of the agreed value, not to exceed $10 million dollars. To date, this valuation has not been finalized pending factors beyond the control of the Corporation.

(ii) Force Majeure

On February 23, 1999, the Corporation advised its partner Gécamines, and the Government of the DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Corporation's ability to carry out the obligations of TFM. These events entail and continue to entail material changes as to the conditions of development and operation of the TFM (including power supply, transportation and construction resources) and thereby undermine the existing draft feasibility study and make it presently impossible to produce a final feasibility study.

Accordingly, notice was given of Force Majeure in accordance with the Corporation's agreements and this has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. This includes the obligation to complete the feasibility study and the payment of amounts in respect of the acquisition (Note 3(a)(i)).

(iii) Contractor Dispute

TFM SARL along with its shareholder Gécamines, together have been in a dispute with a local contractor called Trabeka SPRL ("Trabeka") since early 1999 in regards to Trabeka's claim for compensation of the use of certain immovable surface assets within the TFM concessions. The dispute arises from dealings between the DRC State and Trabeka well before TFM SARL acquired its 100% interest in the TFM concession.

This dispute has gone through the appeals court process and in February 2002 the Supreme Court of the DRC ruled that a previous Lubumbashi Appeals court judgement would hold. This previous judgement found TFM SARL liable to Trabeka for 7 million Congolese Francs ($20,000 in current terms). Trabeka subsequently requested the courts to revise the original Congolese Francs award to reflect changes in exchange rates but Trabeka were unsuccessful in this application for adjustment. Subsequent to a request by TFM to intervene, the Minister of Justice has asked the Supreme Court to re-assess their February 2002 decision. This is in progress.

While the Corporation is confident with its legal arguments, in the event that judgements against TFM SARL persevere, the Corporation will call upon its guarantees from Gécamines and the DRC State, which obligate them to be ultimately responsible for the resolution and costs of such claims.

(iv) Phelps Dodge Exploration Corporation ("PD") Option Agreement

In December 1998, the Corporation concluded an option agreement with BHP World Exploration Inc. ("BHP") whereby BHP may acquire directly or indirectly a controlling interest in TFM SARL. On September 13, 2002, PD replaced BHP as option holder under the Option Agreement.

In September, 2003, Lundin Holdings with the involvement of PD submitted a proposal to Gécamines and the new DRC government requesting amendments to the existing TFM Mining Convention and Formation Agreement to reflect the durable changes to the project brought about by several years of war in the DRC. The proposal is based upon modifying the phases of the project, including the size of the initial mine operations, and contemplates replacement of the existing agreement commercial and share ownership terms with the fiscal and share ownership principles of the new DRC Mining Code. This World Bank sponsored code which was recently brought into law, is based upon private investors being the predominant shareholder of DRC mineral assets, and the DRC State (and in this case also Gécamines) obtaining the benefits of its natural resources through a comprehensive system of duties, taxes, production and export royalties, with no tax holidays or cash transfer payments, and only minimal State related shareholding.

On October 31, 2003, the Corporation signed a memorandum of understanding with PD whereby subject to certain conditions, PD becomes 70 % owners of Lundin Holdings Ltd with the Corporation retaining a 30 % shareholding. In a subsequent event, on January 16, 2004 a shareholders' agreement was finalized between the Corporation and PD setting out the details of the responsibilities between the parties, and the conditions required to complete the transfer of shares. (primary condition for transfer of shares is the successful conclusion of discussions in the DRC with Gécamines and the new Transitional Government in the DRC on development conditions and shareholdings for the project.) Upon successful conclusion of these discussions, through Lundin Holdings, PD will hold 70 % of the TFM SARL share ownership finally agreed with DRC authorities and Gécamines, and the Corporation will hold the remaining balance of shares.

Under the shareholders agreement, PD continues to fund all Tenke Fungurume related costs up until a build decision is reached, after which time both the Corporation and PD fund capital and ongoing costs according to their respective Lundin Holdings shareholdings.

As at December 31, 2003, the Corporation had received option payments from PD/BHP amounting to $9,289,952 (December 31, 2002 – $ 7,592,952) in aggregate. In addition, the Corporation was charged $763,551 (December 31, 2002 – $ 513,575) for costs incurred by PD during 2003 with respect to the TFM. Mining properties and related expenditures, as shown above, are net of these amounts.

(v) Write-down of Property Interest

During the year ended December 31, 2002, the Corporation wrote-down its investment in the TFM by $99.1 million to $102.0 million, being the estimated fair value of the project based on an anticipated minimum development plan of 30,000 tonnes per annum of copper and associated cobalt production with an increase to a 130,000 tonnes per annum of copper and associated cobalt production. Management determined this write down following a review of the likelihood of recovering the carrying value of the TFM SARL in light of evolving conditions in the DRC.

(b) Argentina Properties

(i) Vicuña/Los Caballos Property

On September 15, 1999, the Corporation entered into option agreements with PD (successor corporation to Cyprus Amax Minerals), Cameco Gold Inc. ("Cameco") and Westward Exploration Ltd. ("Westward") to acquire a 100% interest in the Vicuña gold exploration concessions located in Argentina and Chile (the "Vicuña Project"). In September 2000, the Corporation entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto") whereby Rio Tinto acquired an option to earn a 51% interest in the Vicuña Project and Lirio property (Note 3(b)(ii)) through funding work commitments totalling US$10 million over four years. The Corporation issued 50,000 shares to Cameco and 75,000 shares to Westward as consideration for their approval to the agreement with Rio Tinto (Note 5). The Corporation received US$688,446, of which $636,446 related to the Vicuña Project and $52,000 related to Lirio property, from Rio Tinto prior to Rio Tinto's withdrawal from the Vicuña Project and Lirio property in June 2001.

As of December 31, 2001, the Corporation had incurred qualifying expenditures in the amount of $3,693,359 and had issued an aggregate of 1,600,000 common shares. As a result of negotiations between Cameco/Westward and the Corporation, the earn-in requirements were amended and the Corporation earned a 100% interest in the Cameco/Westward ground, now known as the Los Caballos property. In the third quarter of 2002, the Corporation terminated the option agreement with PD for the balance of the Vicuña ground in Argentina.

Pursuant to a Finder's Fee Agreement on the Vicuña Project, the Corporation agreed to issue 200,000 common shares at a deemed price of CDN$1.05 to a consultant of which 120,000 common shares have been issued. The remaining 80,000 shares are to be issued upon completion of a positive feasibility study for the Vicuña Project or to be immediately issued in the event of a takeover of the Corporation.

The Corporation wrote down its investment in the Vicuña Project as at December 31, 2001.

(ii) Lirio Property

In June 2001, Rio Tinto elected to withdraw from the Vicuña Project and Lirio property. Consequently, the Corporation relinquished the Lirio Option and accordingly expenditures totalling $116,838, net of option payments of $52,000 from Rio Tinto, were written off to operations.

During 2003, due to exploration results on an adjoining property, the Corporation re-instated its ability to acquire controlling ownership in the Lirio properties through the execution of a 6-year option agreement to earn a 100% ownership in the Lirio properties. Pursuant to the option agreement, the Corporation is required to make an up-front payment of $23,000 (payment made) and staged payments aggregating to $790,000 between 2003 and 2009. If a mine is put into production, the underlying property holder also receives a 0.5 % Net Smelter Return and a further $2 million within 6 months following the second complete year of mine operations.

(iii) Alto Rico Property: gold/silver exploration property in Santa Cruz Province

On December 10, 2002, the Corporation entered into an option agreement to earn a 90% interest in the Alto Rico property over a 5-year option term by spending a minimum of $1,330,000 in exploration expenditures and $138,000 in option payments to the landowner. Within 30 months after a mine goes into commercial operation, an additional $1,000,000 is payable to the landowner as the final option payment. The Corporation may earn a full 100% interest, at its option, by paying an additional $1,000,000 to the landowner for the remaining 10% interest after initial earn-in. Expenditures incurred on the Alto Rico property to December 31, 2003 were $525,000 (2002 - $30,000).

(iv) Batidero Property: gold/silver exploration property in Santa Cruz Province

On July 1 2002, the Corporation entered into an option agreement with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period and the issuance of a maximum of 100,000 shares to TNR. The Batidero property is a gold exploration target in Argentina in the vicinity of the Los Caballos/Vicuña property which the Corporation already holds. Expenditures incurred on the Batidero property to December 31, 2003 were $705,000 (2002 - $93,000). During 2003, 25,000 shares (2002 - 25,000) were issued to TNR at a price of CDN$1.50 per share in accordance with the TNR agreements (Note 5).

(v) Mendoza Property: copper/gold exploration properties in Mendoza and San Juan Provinces

On October 31, 2002, the Corporation entered into an option agreement to earn a 75% interest in the Mendoza properties over a 6-year option term by spending a minimum of $100,000 in exploration expenditures and $250,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $250,000 is payable to the landowner as the final option payment. The Corporation may earn a full 100% interest, at its option, by paying an additional $750,000 to the landowner for the remaining 25% interest after initial earn-in. Expenditures incurred on the Mendoza property and Mendoza regional investigations to December 31, 2003 were $201,000 (2002 - $94,000).

(vi) Vicuña West Property: copper/gold exploration property in San Juan Province

On December 17, 2002, the Corporation entered into an option agreement to earn a 60% interest in the Vicuña West properties over a 5-year option term by spending a minimum of $100,000 in exploration expenditures and $550,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $1,100,000 is payable to the landowner as the final option payment. The Corporation may earn a 75% interest, at its option, by paying an additional $275,000 to the landowner for the additional 15% interest after initial earn-in and a full 100% interest ownership in the property by paying an additional $475,000 to the landowner for the remaining 25% position. Expenditures incurred on the Vicuña West property to December 31, 2003 were $126,000 (2002- $25,000).

(vii) Patagonia Properties: gold/silver exploration in Rio Negro, Chubut and Santa Cruz Provinces

During the year ended December 31, 2003, the Corporation expended $237,000 (2002- $132,000) on regional data base acquisition, claim staking, property investigations and project negotiations in the Patagonia region of Argentina. The Corporation has an aggregate property position in excess of 500,000 hectares.

(viii) Tierra Del Fuego:

During the year ended December 31, 2003, the Corporation expended $68,000 (2002 - $nil) on regional data base acquisition, claim staking and initial sampling in the Tierra Del Fuego region of Argentina. The Corporation has an aggregate property position of approximately 125,000 hectares.

4. Fixed Assets

	December 31, 2003	December 31, 2002
Fixed assets:		
Machinery and office equipment	$ 501,406	$ 446,583
Land and building improvements	863,813	863,813
Vehicles	579,079	525,579
Other	245,752	245,752
	2,190,050	2,081,727
Less: accumulated amortization	(1,783,626)	(1,623,803)
Fixed assets, net	$ 406,424	$ 457,924

5. Share Capital

(a) The authorized and issued share capital is as follows:

Authorized:

Unlimited common shares without par value.

	Number of Shares	Amount
Shares Issued (Note 10(a)):		
Balance, December 31, 2001	31,233,328	$233,218,039
Private placement, net	3,800,000	937,945
Stock options exercise	1,071,500	516,929
Warrants exercise	975,000	342,960
For mineral property (Note 3(b)(iv))	25,000	24,250
Balance, December 31, 2002	37,105,328	235,040,123
Private placement	4,000,000	3,421,475
Stock options exercise	530,000	277,095
Warrants exercise	25,000	11,005
For mineral property (Note 3(b)(iv))	25,000	27,670
Balance, December 31, 2003	41,685,328	$ 238,777,368

(b) Options Outstanding

The Corporation has an incentive stock option plan in which 5 million common shares have been made available for the Corporation to grant incentive stock options to certain directors, officers, employees and consultants of the Corporation.

	2003		2002	
Options	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average Exercise price
Outstanding at beginning of year	1,885,000	CDN$0.86	1,646,500	CDN$0.74
Granted	-	-	1,560,000	CDN$0.91
Exercised	(530,000)	CDN$0.74	(1,071,500)	CDN$0.75
Cancelled/Expired	-	-	(250,000)	CDN$0.78
Outstanding at end of year	1,355,000	CDN$0.91	1,885,000	CDN$0.86

Option prices, when granted, reflect current trading values of the Corporation's shares. The options vest immediately and expire three years from the date of grant. The options outstanding have an exercise prices between CDN$0.87 and CDN$1.05 and expire between April 30, 2003 and November 26, 2005 and have a weighted-average remaining contractual life of 1 year. Subsequent to December 31, 2003, 177,000 options were exercised at prices of CDN$0.87 - CDN$1.05 per share for proceeds of CDN$171,990.

As described in the Corporation's accounting policies, during the year the Corporation adopted the revised requirements of CICA Handbook Section 3870 "Stock based compensation and other stock-based payments" whereby stock options awarded to employees and non employees are measured and recognized in statement of operations and deficit at the fair value of the award. During the year ended December 31, 2003, no stock options were granted.

During the year ended December 31, 2002, the Company did not use the fair value method of accounting for options granted to directors, officers and employees. If the fair value method has been used during that year, the Corporation's net loss and net loss per share for that year would have been adjusted to the pro-forma amounts indicated below.

		Year ended December 31, 2002
Net loss – as reported	$	99,836,715
Additional stock-based compensation expense		249,485
Net loss – pro-forma		100,086,200
Basic and diluted loss per share – as reported	$	2.89
Basic and diluted loss per share – pro-forma	$	2.90

The fair value of options granted have been estimated using an option-pricing model with the following weighted average assumptions:

(i) Average risk-free interest rate: 4.7%
(ii) Expected life: 3 years
(iii) Expected volatility: 62%
(iv) Expected dividends: Nil

(c) Warrants Outstanding

As at December 31, 2003, there were no warrants outstanding.

As at December 31, 2002, the following warrants are outstanding.

Number of Warrants	Exercise Price	Expiry Date
25,000	CDN$0.60	October 10, 2003

6. Segmented Information

The Corporation is engaged solely in the exploration and development of mineral properties primarily in DRC and Argentina. Segmented information about mineral properties and fixed assets is disclosed elsewhere in these consolidated financial statements.

7. Related Party Transactions

(a) Included in management fees and wages and benefits and in mineral properties and related expenditures are expenditures of $102,954 (December 31, 2002 - $143,429) and $24,000 (December 31, 2002 - $98,467) respectively for the year ended December 31, 2003 in respect of administrative services and technical consultancy services provided by companies affiliated through common directors. At December 31, 2003, $335,139 (December 31, 2002 - $343,822) was due to these companies and is included in amounts due to related parties. All amounts are non-interest bearing.

(b) The Corporation incurred legal fees of $69,755 during the year ended December 31, 2003 (December 31, 2002 - $34,525) from a law firm of which a partner is a director of the Corporation. At December 31, 2003, $37,424 (December 31, 2002 - $3,996) was due to this law firm and is included in amounts due to related parties.

8. Commitments and Contingencies

The Corporation has the following commitments and contingencies in addition to those noted elsewhere in these consolidated financial statements:

(a) Work Commitments And Rights Acquisition Commitments

The Corporation has commitments with respect to the Tenke Fungurume copper-cobalt project and other projects (Note 3).

(b) Site Restoration Costs

No provision is made for site restoration costs in respect of any exploration or development location and management believes no liabilities presently exist.

9. Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2003	2002
Combined federal and provincial statutory income tax rate	37.62%	39.62%
Expected income tax provision (recovery)	$ (91,807)	$(39,555,306)
Non-deductible items	1,001	63,348
Difference between Canadian and Foreign tax rates	23,700	42,822
Losses for which no tax benefit has been recognized	67,106	39,449,136
Income tax provision (recovery)	$ -	$ -
Future income tax assets		
Canadian tax loss carry forwards	$ 653,143	$ 357,180
Mining properties and related expenditures	3,372,493	1,958,848
Capital assets	171,045	136,237
Financing costs	56,806	8,395
	4,253,487	2,460,660
Valuation allowance	(4,253,487)	(2,460,660)
Net future income tax assets	$ NIL	$ NIL
Future income tax liabilities	$ NIL	$ NIL

The Corporation has certain income tax losses available for deduction against future income as follows:

2007	$ 491,787
2008	351,724
2009	378,197
2010	611,933
Total	$ 1,833,641

10. Subsequent Events

Subsequent to December 31, 2003, the Corporation:

(a) completed a private placement to a syndicate of underwriters of 4 million common shares of the Corporation by way of private placement at CDN$2.75 per common share for aggregate proceeds of CDN$11 million.

(b) signed an agreement with Viceroy Exploration Ltd. ("Viceroy"), whereby the Corporation can earn a 75% interest in the Las Flechas Project through pre-agreed minimum annual exploration expenditures aggregating to $4.5 million over 5 years. The Las Flechas Project is located in northern San Juan province in Argentina. This transaction is subject to all requisite regulatory approvals and execution of a detailed earn-in agreement.

TENKE MINING CORP.
CORPORATE DIRECTORY
DECEMBER 31, 2003

OFFICERS
Lukas Lundin,
Chairman
Paul Conibear,
President and Chief Executive Officer
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Chief Financial Officer

DIRECTORS
Adolf H. Lundin
* John H. Craig
Lukas H. Lundin
* William A. Rand
* Paul Conibear

* Audit Committee

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

UBS
Geneva, Switzerland

CORPORATE OFFICE
Suite 2101 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

SOLICITORS
Cassels, Brock & Blackwell
Toronto, Ontario
Canada

McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding: 41,685,328 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
TSX Toronto Stock Exchange
Tenke Mining Corp. (TNK)
Cusip: 879944 20 5

TENKE MINING CORP.

2101 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Tel: (604) 689-7842
Fax: (604) 689-4250

RENEWAL

ANNUAL INFORMATION FORM

For the Year
Ended December 31, 2003

Dated: March 31, 2004

TABLE OF CONTENTS

ITEM 1 PRELIMINARY NOTES

1.1 Incorporation by Reference and Date of Information

Specifically incorporated by reference and forming part of this annual information form (the "AIF") are:

(a) the audited consolidated financial statements of the Corporation for the years ended December 31, 2003 and December 31, 2002, together with the auditors' report thereon and related notes therein;

(b) the Management's Discussion and Analysis of Results of Operations and Financial Conditions relating to and derived from the Corporation's consolidated financial statements for the years ended December 31, 2003 and December 31, 2002 and related notes therein.

All information in this AIF is as of December 31, 2003 unless otherwise indicated.

1.2 Currency Presentation and Exchange Rate Information

This AIF contains references to United States and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as "Canadian dollars" or "Cdn$".

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2003, as reported by the Bank of Canada, were:

	Year Ended December 31		
	2001	2002	2003
High	0.6241	0.6200	0.6350
Low	0.6697	0.6619	0.7738
Average[1]	0.6458	0.6368	0.7135
Period End	0.6298	0.6327	0.7713

Note[1]: *Calculated as an average of the daily noon rates for each period.*

On March 31, 2004, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.31 or Cdn$1.00 = US$0.76.

1.3 Forward-Looking Statements

This AIF contains certain forward-looking statements and information relating to Tenke that are based on the beliefs of its management as well as assumptions made by and information currently available to Tenke. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to Tenke or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the sufficiency of ore reserves, funding for proposed exploration and development activities, and the implementation of mining practices at Tenke's projects. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Tenke to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Important factors are identified in this AIF under the headings "Trends, Uncertainties and Risks" and "Risk Factors." Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions, and changes in business strategy. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

ITEM 2 CORPORATE STRUCTURE

2.1 Name and Incorporation

Tenke Mining Corp. ("Tenke" or the "Corporation") was incorporated by Articles and Memorandum on February 20, 1978 under the laws of the Province of British Columbia. Effective February 8, 1991, the common shares of the Corporation were consolidated on a 10 for 1 basis and the name of the Corporation was changed from Eurocan Ventures Ltd. to Consolidated Eurocan Ventures Ltd. Also effective February 8, 1991, the authorized capital of the Corporation was increased from 5,000,000 post-consolidated common shares to 50,000,000 common shares. Effective April 19, 1994, the Corporation was continued as a federal corporation under the Canada Business Corporations Act with unlimited share capital and ceased to be a company within the meaning of the British Columbia Company Act. On January 9, 1997 the Corporation filed Articles of Amendment to change the name of the Corporation from Consolidated Eurocan Ventures Ltd. to Tenke Mining Corp. Effective June 22, 1999, the shares of the Corporation were consolidated on a 5 for 1 basis.

The Corporation's registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, BC V6C 3K4. The Corporation's principal office is located at Suite 2101, 885 West Georgia Street, Vancouver, BC V6C 3E8.

2.2 Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Corporation's active subsidiaries, which are owned directly or indirectly by the Corporation, their jurisdiction of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Corporation. None of the following subsidiaries has any non-voting securities outstanding.


Tenke Mining Corp.
(Canada)
100%
Frontera Holdings (Bermuda) I Ltd.
(Bermuda)
100%
Tenke Holdings Ltd.
(Bermuda)
100%
Frontera Holdings (Bermuda) II Ltd.
(Bermuda)
100%
Lundin Holdings Ltd.
(Bermuda)
55%
Tenke Fungurume Mining Corp.
SARL (DRC)
100%
Desarrollo de Prospectos Mineros
SA
(Argentina)
100%
Minera Frontera del Oro SCM
(Chile)

Unless the context indicates otherwise, a reference in this Annual Information Form to "Tenke" or the "Corporation" includes subsidiaries of the Corporation.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

The Corporation is a mineral resource corporation engaged in exploring for, developing and acquiring precious and base metal properties. The Corporation has two key assets; the Tenke Fungurume copper/cobalt deposits in Katanga Province, Democratic Republic of Congo (DRC) and a large collection of strategically located gold and base metal exploration properties in central and southern Argentina. Over the last several years, the Corporation's activities have focused on advancing the Tenke Fungurume copper/cobalt assets to the maximum extent that evolving conditions would allow within the Democratic Republic of Congo, and in parallel, advancing the value of the Corporations copper/gold exploration projects in Argentina. Over the last two years in particular, the Corporation has assembled a strategic package of highly prospective copper/gold targets, which have been advanced to the drilling phase of exploration as further discussed below. See Item 4, "Narrative Description of the Business" for further particulars regarding the Corporation's properties.

Tenke Fungurume Copper/Cobalt Project

The Tenke Fungurume copper/cobalt deposit is a world class project which is in its advanced stage of pre-construction development. Since securing its rights to a 55% interest in the Tenke Fungurume Project in 1996, the Corporation, through its subsidiaries, has spent approximately US$38 million on exploration, pre-development studies and infrastructure construction on the Project.

A feasibility study was initiated in 1997, which included resource calculations, mine planning, process design and test work, environmental baseline studies, infrastructure design and layout and tailings management studies. In addition to work on the feasibility study, TFM carried out a successful exploration programme during the period May to November, 1997 in the Dipeta Syncline which dramatically expanded the concession mineral resources, and the Corporation also invested significantly in rebuilding local infrastructure during late 1996, 1997 and 1998.

During the 15-month period ended December 31, 1998 the Corporation continued toward finalization of the feasibility study, including the establishment of long-term power, rail and sulphur supply contracts and the appointment of two specialist firms to provide engineering support services during the pre-commitment phase of the Project and to provide management support in the area of project mobilization activities. A draft feasibility study was prepared for initial production of 100,000 tonnes per annum ("tpa") of copper for the first 4 years rising to production of 200,000 tpa from years 5 through 15. Cobalt production associated with this development scenario was expected to be approximately 6,000 tpa, rising to 13,000 tpa. During 1998, the Corporation also entered into discussions with a number of major mining companies with respect to the participation in the Project and parallel discussions regarding project debt financing were well advanced.

Completion of a bankable feasibility study and conclusion of funding for the development of the Project were severely disrupted following the outbreak of hostilities in the DRC in August 1998. All debt financing discussions were suspended; however, discussions continued with potential equity partners and in December 1998, the Corporation successfully concluded an option agreement with BHP Copper Inc. (now BHP Billiton ("BHPB")) which established a formal structure for BHPB to acquire, directly or indirectly, a controlling interest in the Project.

On February 23, 1999, as a result of continuing military turmoil and political events in the DRC, the Corporation issued a declaration of *force majeure*. The situation in the DRC materially affected the conditions of development and operation of the Project (including power supply, transportation and construction resources), undermined the draft feasibility study prepared by the Corporation and made it impossible to produce a final bankable feasibility study.

During the course of 2000 and beyond, the Corporation worked closely with BHPB on their preparation of technical and economic studies to start the Project on a smaller scale. This smaller scale project which was agreed in principle by the DRC authorities is intended to mitigate the affects of the DRC conflict and to allow the commencement of operations on this renowned deposit earlier than would be possible for the much larger plant.

As part of the strategy to advance the project, Phelps Dodge Exploration Corporation ("Phelps Dodge") entered into an agreement with BHPB and the Corporation, whereby Phelps Dodge had the opportunity to earn up to one-half of BHPB's position. This approach was taken as a further mitigating measure to deal with the sustained conflict in the country, and to provide opportunities for earlier development of the deposit through risk sharing.

In September, 2002, Phelps Dodge replaced BHPB as option holder to acquire a controlling interest and operating rights on the project. Phelps Dodge, the world's second largest copper producer, has committed to continue working with the Corporation to implement a development strategy and to hopefully advance the project as country conditions improve. Since early 2001, Phelps Dodge has played a key role in the project and all negotiations in the DRC as an integral part of the Tenke project consortium. On September 13, 2002, BHPB's former responsibilities under the option agreement with the Corporation were formally transferred to Phelps Dodge. On October 31, 2003, Phelps Dodge, the Corporation and its subsidiary, Lundin Holdings Ltd. ("LHL") signed a Memorandum of Understanding whereby, subject to certain conditions precedent, Phelps Dodge will become 70% owner of LHL and therefore majority owners of the Tenke Fungurume assets. In a subsequent event, on January 16, 2004, Phelps Dodge and the Corporation entered into a shareholders agreement (the "Shareholders Agreement") consolidating the ownership conditions and future rights and obligations of the parties related to construction and operation of the project. This Shareholders Agreement is also conditional upon obtaining a successful outcome to discussions in the DRC.

A development strategy of starting the project in a smaller scale than previously contemplated continues to advance, but will be subject to successful conclusion of discussions being held with the DRC government and the state mining company Gecamines, who currently control 45% of the project. A condition within the Shareholders Agreement includes the need for restructuring of the current ownership distribution.

On July 11 2002, the DRC parliament approved a World Bank sponsored new DRC Mining Code largely replacing government mineral property ownership (such as the large ownership position currently held by the state company Gecamines) with a regime of duties, export taxes and corporate income tax. This new Mining Code is expected to be a favorable development for DRC mining projects. The new Code, combined with recent trends towards increased stability within the DRC may provide opportunities to advance the Tenke Fungurume project in 2004. During September, 2003, PD and the Corporation submitted a proposal to the DRC government and Gecamines based upon a phased development plan for the project, and amended commercial terms based on the principles of the new DRC Mining Code. This proposal is currently under discussion with the responsible authorities. While the Tenke Fungurume project remains in force majeure, the Corporation is optimistic that continued progress leading to a sustainable peace and government stability is possible. In mid-2003 the DRC made substantial progress with the implementation of a transitional government made up of representatives from each of the DRC factions. Successful implementation of this broad based transitional government will take time to occur and this will be fundamental to enabling the DRC to return to an investment climate under which Tenke Fungurume can advance to become a producing mine.

Conditions have been improving in the DRC. UN peace keeping troops have been deployed to various parts of the country, international involvement in support of a new transitional government is strong, and Katanga Province is expected to be one of the first regions of the DRC to return to a stable business environment.

The Corporation through its Congolese operating company has a total of 46 full time staff in the DRC.

Argentine Exploration Projects

As the DRC conflict became protracted, the Corporation decided to diversify its efforts and a decision was made to focus on copper and gold exploration investment in Argentina. By November 1999, the

Corporation concluded a series of option agreements to acquire a 100% interest in certain mining concessions known as the "Vicuna Property", in the Andes straddling the border between Argentina and Chile. Following the first season of exploration by the Corporation, in September 2000, the Corporation granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to earn a 51% interest in the project by funding additional work commitments over a 4 year period. After the first phase of Rio Tinto sponsored drilling which produced some interesting intercepts of copper and silver but only modest intercepts of gold, Rio Tinto withdrew from the project in June 2001.

The Vicuna Property is a copper/gold exploration project located in San Juan province, Argentina and originally encompassing land in Chile as well. The first season of exploration included construction of access roads, soil and rock geochemical programs, an MMI geochemical survey, geologic mapping, trenching, a ground magnetic survey and a combined IP/CSAMT electrical survey. The work defined five (5) exploration targets areas that were tested during the 2000/2001summer season. During 2000/2001 a total of 3,986 metres of reverse circulation drilling in 24 holes were completed and resulted in the discovery of significant copper/silver/gold mineralization at the Filo del Sol target. Key intercepts included: 168 metres at 0.86% Cu, 33 g/t Ag, 0.23 g/t Au - open at depth; and 118 metres at 0.51% Cu, 81 g/t Ag, 0.38 g/t Au - open at depth. Holes in other areas throughout the project were also interesting geologically and warrant further work.

On August 1, 2001, a portion of the Vicuna Property land position known as the "Tamberias property" in Chile was relinquished. Exploration results carried out on the Tamberias ground did not warrant the escalating option payments required to maintain rights over the property.

In December 2001, the Corporation fulfilled its obligations to earn a 100% interest in the strategic Westward/Cameco ground portion of the Vicuna Property in Argentina, where exploration results were most favorable (the "Los Caballos Property"). During late 2003, exploration at Vicuna restarted in conjunction with work being conducted by the Corporation on adjoining properties and a second stage drill program at Vicuna was accomplished in the first quarter of 2004 with successful results.

Over the course of 2003, the Corporation continued to expand its presence in Argentina. To date, the Corporation has accumulated an exploration land position in excess of 1.1 million hectares, comprising numerous prospective mineral properties. A multi-project exploration program was conducted during 2003 focused on several properties: the Filo del Sol copper/gold target on the Vicuna Property, the Batidero Project, adjacent to and directly west of the Vicuna Property, the Jose Maria Project, also adjacent and north-east of the Vicuna Property, and the Alto Rico Project, located in the Patagonia region of Argentina. Other grass roots exploration projects were advanced during 2003 with first stage regional reconnaissance programs conducted on copper/gold porphyry prospects in Mendoza and gold alkaline prospects in Tierra del Fuego. With the geographical diversity of its land holdings, exploration throughout the Corporation's project areas in Argentina will be year round.

As of the first quarter 2004, the Corporation through its Argentine operating subsidiary has a total of 37 full time employees and contract staff working in Argentina, including 13 geologists working on the various exploration projects in progress.

3.2 Significant Acquisitions and Dispositions

The Corporation did not conclude any significant acquisitions or dispositions during the fiscal year ended December 31, 2003.

3.3 Trends, Uncertainties and Risks

The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration and development of mining properties. See Item 5, "Risk Factors" for a detailed description of the risk factors affecting the Corporation's business.

Tenke Fungurume

The uncertainties and risks of developing a property in the DRC are significant, but improving conditions in the DRC have given Tenke confidence that the investment climate in the country is changing for the better. The transitional government now agreed with President Joseph Kabila is expected to further enable sustained improved conditions once it becomes functional, however there is no guarantee that the civil conflict which disrupted the Corporation's activities in late 1998 will not return as the country heads towards the prospects of national elections. Never-the-less, throughout the DRC conflict, Tenke has kept its assets in good condition, maintained full time staff at the site and at its main office in Lubumbashi, and mitigated the effects of the conflict with careful management of the assets, establishment of relationships with mining industry leaders such as BHPB and Phelps Dodge, and defining a small scale start to the project to help enable the project to advance in parallel to the rebuilding of the DRC's critical infrastructure.

The Corporation continues to have meetings with Gecamines, the DRC State mining company, and at the highest levels in the Government ministries to discuss revised plans for the proposed development of Tenke Fungurume. Though these discussions have been frequently disrupted by government authority changes and related uncertainties, dialogue has progressed, and has been aided by the initiatives of the World Bank to help position the country and investors to a point were investment in the DRC mining industry can return. The Corporation is optimistic about the prospects of advancing the Tenke Fungurume project, however, the conditions which will be appropriate for the Corporation to re-start significant activity are not yet in place, and it will take some time before a durable peace is proven to be sustainable in the DRC. The Corporation remains in *force majeure* on its commitments, and as there are many factors still beyond the Corporation's control, it is impossible to determine when this condition might be lifted.

In the meantime, Phelps Dodge have maintained their commitments and funding of the running costs of Tenke Fungurume as governed by their earn-in agreement with Lundin Holdings Ltd. Despite the recent agreements put in place with Phelps Dodge, if certain conditions are not achieved in the DRC, there is no guarantee that Phelps Dodge will continue to be involved in the project. If they do not, the Corporation will be responsible for ongoing care and maintenance costs and ultimate development of the project.

Argentina Gold and Base Metals Exploration

The nature of mineral exploration is high risk. Exploration to date at the Vicuna Property produced favorable copper mineralization results, and there is optimism that additional drilling will produce an expanded mineralized zone, however much further work is required and results could vary considerably. Exploration at other new project areas is at a very early stage with mineral potential unknown at this point, although these new projects are considered highly prospective, and Tenke's exploration team is lead by senior individuals with an excellent track record for discovery in Argentina.

Many of the concessions are at high altitude, and exploration periods are relatively short due to the severe high Andes winter. Therefore ongoing exploration is relatively costly, and requires careful planning and specialized staff and contractors to successfully manage the next phases of work. The Corporation has projects spread throughout the country and given this geographical diversity, exploration is possible year round.

Political and economic challenges over the last few years in Argentina have been highly publicised, and high unemployment across the country continues to be a problem and a source of potential civil discontentment. Economic conditions have shown improvement over the last 12 months, and the peso which was dramatically devalued in 2001 has made a partial recovery and has stayed relatively stable during 2003. A return to prosperity in Argentina is expected to take several years of political stability, good governance and responsible fiscal policy, however, Tenke has a positive long term outlook on the future of Argentina.

ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS

TENKE FUNGURUME PROJECT

Location, Access and Property Description

The Tenke Fungurume Project is situated on two concessions totaling in excess of 1,450 square kilometres. It is situated about 175 kilometres northwest of Lubumbashi, the administration center of Katanga Province (Shaba) in southeastern Democratic Republic of Congo ("DRC").

The main highway, the main railroad (both in poor repair), and the main power line connecting Kolwezi and Likasi with Lubumbashi pass through the project. Kolwezi and Likasi are about 30 kilometres west and southeast respectively from the project. Scheduled air service is available between Lubumbashi and the capital at Kinshasha, as well as from Johannesburg, South Africa and Ndola, Zambia to Lubumbashi. An airstrip on the concession can accommodate Hercules, C130's and small passenger jets. Port facilities at Matadi can be accessed via rail, river barges, and another rail link. Port facilities at Dar-es-Salaam, Tanzania and New London (near Durban) South Africa can be accessed by rail. Most copper and cobalt product and bulk mine consumables are shipped between the DRC and ports in South Africa as the primary transport route.

The concessions are relatively sparsely populated with people living in scattered villages and carrying out subsistence farming. The area surrounding the deposits is estimated to have 26,000 people and includes two larger towns. At the western end of the area to be exploited is Tenke (est. - 6,500 people) and at the eastern end Fungurume (est. - 16,000 people).

Hydroelectric generated power via the main Katanga grid and an existing substation are available on the property. Water in streams, rivers, and wells on the property will supply water for the project.

Elevations on the concession range from 1,200 metres to 1,500 metres above sea level, with most of the known copper-cobalt deposits forming hills and ridges.

Climate at the deposit area is subtropical. Most of the 1,160 millimetres of rainfall occurs between October and March, with monthly maximums on the order of 400 millimetres. The dry season is usually from April to September. Air temperatures range from rare night time lows of 0°C in June/July to daytime highs approaching 40°C in October.

History and Previous Work

Drill programs at the Tenke Fungurume Project commenced in 1918. Studies emphasizing the oxide resource were first undertaken by the Bureau d'Etudes Metallurgiques between 1943 and 1963. The property has been studied by Union Miniere, La Generale des Carrieres et des Mines ("Gécamines"), and by Societe Miniere de Tenke Fungurume ("SMTF") between 1970 and 1978. Prior to 1970, some 103,949 metres of diamond drilling in 407 holes, 12,083 metres of underground workings, and 114,792 metres of surface pits and trenches tested the property.

SMTF was the local operating arm of partners Charter Consolidated Ltd.(28%), Amoco Minerals Co.(28%), Templesman and Son (3%), Omnimine (7%), Mitsui (14%), and the then Zairan Government (20%) and expended some $280,000,000 on exploration, various studies, equipment, and improvements between 1971 and 1978. Some of the equipment was sold when SMTF pulled out of the project, but substantial improvements remain on the property. These include the asphalt runway, several rail sidings and spurs, a crushing and block making plant, a quarry, water wells, a one million gallon water tank, a township with housing and recreational facilities, and some partially completed steel frame buildings (shops, laboratory and storage buildings).

SMTF re-sampled and mapped 10,800 metres of underground workings and mapped the surface of the property, including cleaning all accessible trenches. Additional trenches were dug to test specific targets. From 1971 to January 1976, SMTF drilled 480 diamond core holes (including some condemnation

ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS

TENKE FUNGURUME PROJECT

Location, Access and Property Description

The Tenke Fungurume Project is situated on two concessions totaling in excess of 1,450 square kilometres. It is situated about 175 kilometres northwest of Lubumbashi, the administration center of Katanga Province (Shaba) in southeastern Democratic Republic of Congo ("DRC").

The main highway, the main railroad (both in poor repair), and the main power line connecting Kolwezi and Likasi with Lubumbashi pass through the project. Kolwezi and Likasi are about 30 kilometres west and southeast respectively from the project. Scheduled air service is available between Lubumbashi and the capital at Kinshasha, as well as from Johannesburg, South Africa and Ndola, Zambia to Lubumbashi. An airstrip on the concession can accommodate Hercules, C130's and small passenger jets. Port facilities at Matadi can be accessed via rail, river barges, and another rail link. Port facilities at Dar-es-Salaam, Tanzania and New London (near Durban) South Africa can be accessed by rail. Most copper and cobalt product and bulk mine consumables are shipped between the DRC and ports in South Africa as the primary transport route.

The concessions are relatively sparsely populated with people living in scattered villages and carrying out subsistence farming. The area surrounding the deposits is estimated to have 26,000 people and includes two larger towns. At the western end of the area to be exploited is Tenke (est. - 6,500 people) and at the eastern end Fungurume (est. - 16,000 people).

Hydroelectric generated power via the main Katanga grid and an existing substation are available on the property. Water in streams, rivers, and wells on the property will supply water for the project.

Elevations on the concession range from 1,200 metres to 1,500 metres above sea level, with most of the known copper-cobalt deposits forming hills and ridges.

Climate at the deposit area is subtropical. Most of the 1,160 millimetres of rainfall occurs between October and March, with monthly maximums on the order of 400 millimetres. The dry season is usually from April to September. Air temperatures range from rare night time lows of 0°C in June/July to daytime highs approaching 40°C in October.

History and Previous Work

Drill programs at the Tenke Fungurume Project commenced in 1918. Studies emphasizing the oxide resource were first undertaken by the Bureau d'Etudes Metallurgiques between 1943 and 1963. The property has been studied by Union Miniere, La Generale des Carrieres et des Mines ("Gécamines"), and by Societe Miniere de Tenke Fungurume ("SMTF") between 1970 and 1978. Prior to 1970, some 103,949 metres of diamond drilling in 407 holes, 12,083 metres of underground workings, and 114,792 metres of surface pits and trenches tested the property.

SMTF was the local operating arm of partners Charter Consolidated Ltd.(28%), Amoco Minerals Co.(28%), Templesman and Son (3%), Omnimine (7%), Mitsui (14%), and the then Zairan Government (20%) and expended some $280,000,000 on exploration, various studies, equipment, and improvements between 1971 and 1978. Some of the equipment was sold when SMTF pulled out of the project, but substantial improvements remain on the property. These include the asphalt runway, several rail sidings and spurs, a crushing and block making plant, a quarry, water wells, a one million gallon water tank, a township with housing and recreational facilities, and some partially completed steel frame buildings (shops, laboratory and storage buildings).

SMTF re-sampled and mapped 10,800 metres of underground workings and mapped the surface of the property, including cleaning all accessible trenches. Additional trenches were dug to test specific targets. From 1971 to January 1976, SMTF drilled 480 diamond core holes (including some condemnation drilling) totaling 57,975 metres. Notwithstanding receipt by SMTF of a positive prefeasibility in July 1976, metals prices and civil unrest led SMTF to abandon the project in 1978 after expenditure of some $280,000,000.

Metallurgical recoveries in the order of 94% for copper and 78% for cobalt were suggested by test work as appropriate for oxide ores, with 90% for copper and 80% for cobalt indicated for sulfide ores. Given a combination of flotation and hydrometallurgical treatment to exploit mixed ores, overall recoveries were expected to be slightly lower.

The property then reverted to Gécamines. Between 1986 and 1992, Gécamines reports undertaking 10,328 metres of pits and trenches and drilling 83 new holes totaling 8,635 metres.

In late 1995, the property was put out for tender and after a lengthy bidding process Mr. Adolf H. Lundin was awarded the right to acquire a 55% joint venture interest in the concession in July 1996. The Corporation subsequently acquired Mr. Lundin's interest pursuant to agreements dated November 30, 1996.

Ownership

To take into account the durable affects of the DRC conflict, and to incorporate the principles of the new World Bank sponsored mining code that has been brought into law in the DRC, ownership distribution and fiscal terms are under discussion with DRC authorities. Pending resolution of these discussions, the existing TFM Mining Convention and Formation Agreement terms prevail. Under existing agreements, the Corporation, through its indirect wholly-owned subsidiary, Lundin Holdings Ltd. ("Lundin Holdings") holds a 55% interest in Tenke Fungurume Mining SARL, the owner and operator of the mining concessions, subject to the right of Phelps Dodge to earn a minimum 45% interest in the Project. La Generale des Carrieres et des Mines ("Gecamines"), the State-owned mining company, holds the remaining 45% interest.

Under the original agreements, Lundin Holdings has an option to make the following payments to Générale des Carrières et des Mines ("Gécamines") in respect of the Tenke Fungurume Project:

- $50,000,000 on completion of transfer of interest (payment made in May 1997);
- $50,000,000 upon electing to place the project into commercial production. This election is to be made within 120 days from the date of delivery of a bankable feasibility study on the project, such feasibility study to be delivered within 24 months of the effective date of the agreement, i.e. 24 months from May 1997). The requirement to deliver the bankable feasibility study will be extended by the period which the project is under force majeure, plus such additional time as may be required to restore the project to the same status as before the declaration of force majeure; and
- $150,000,000 within 72 months of the effective date, i.e. by May 2003. This date will be adjusted according to the extensions granted by the conditions related to force majeure.

Lundin Holdings has commitments to complete a bankable feasibility study and an exploration drilling programme. Lundin Holdings is also committed to advance and arrange financing for future capital expenditures if it elects to place the property into production. In addition, within the TFM Mining Convention, there exists an obligation for Gecamines and Lundin Holdings to reach agreement on the value of an ore stockpile and certain buildings and fixtures existing on the property. When this has been agreed upon, Lundin Holdings will be obligated to make a cash capital contribution in an amount representing 55% of the agreed value; such value not to exceed $10 million. To date, this valuation has not been finalized as a result of factors beyond the Corporation's control. The Corporation's declaration of force majeure on February 23, 1999 has the effect of adjusting all time periods and dates under the Corporation's agreements with the Government and Gécamines.

Prior to the most recent "small-scale plant" studies by former option holder, BHP Billiton, (BHPB) and Phelps Dodge, the first phase of the project was expected to involve the development of a mine, processing plant, and all associated infrastructure, to produce 100,000 tonnes per annum ("tpa") of copper cathode and up to 8,000 tpa of cobalt cathode. The estimated total cost of development is in excess of $400 million. Future phases will require significant further amounts of capital as justified by the economics of the project. Until the outbreak of hostilities in the DRC, management of the Corporation was of the opinion that funding was available for the development of the Project, involving both equity funds and non-recourse debt financing. Discussions with potential equity partners were at an advanced stage and near final terms had been agreed with a consortium of bankers. With the outbreak of hostilities in the DRC in August 1998, all debt financing discussions were suspended and the DRC continues to be off cover for many financial institutions.

In December 1998 the Corporation had entered into an option agreement with BHPB. BHPB withdrew from the project in August of 2002, and in September 2002, Phelps Dodge replaced BHPB as option holder with Tenke. On September 13, 2002, BHPB's former responsibilities under the option agreement with Tenke were formally transferred to Phelps Dodge.

On October 31, 2003, Phelps Dodge, the Corporation and Lundin Holdings signed a memorandum of understanding replacing the terms of the original BHPB option agreement with terms whereby under certain circumstances Phelps Dodge will become 70% owner of Lundin Holdings. In a subsequent event, Phelps Dodge, the Corporation and Lundin Holdings signed a conditional shareholders agreement to consolidate the future development and operating conditions between the parties.

Under full implementation of the recent agreements, Phelps Dodge will remain responsible for care and maintenance expenses and final feasiblity study costs up to a build decision, after which both Phelps Dodge and the Corporation will become participating parties with funding obligations commensurate with their respective shareholdings. In the near term, Phelps Dodge retains the right to withdraw from the project with limited financial obligations equivalent to 6 months notice, in the event they are not satisfied with progress or developing conditions in the DRC or due to other factors at their discretion. Once underlying amended project agreements are in place with Gecamines and the DRC authorities, Phelps Dodge and the Corporation have further agreed on development decision timing and related commercial terms.

The Phelps Dodge agreement provides for project funding only and does not fund the Corporation's corporate costs, which remain the responsibility of the Corporation.

The Corporation has recorded expenditures, net of write-down to fair value in the amount of $99,051,763, in respect of the Tenke Fungurume Project as at December 31, 2003 of $101,974,832.

As at December 31, 2003, the Corporation has received option payments from BHPB and Phelps Dodge amounting to $9,289,952 to support the ongoing care and maintenance of the Tenke Fungurume Project.

Geology

Carbonate hosted copper-cobalt deposits are found as stratabound deposits in Late Proterozoic age Roan Series (Shaban Supergroup) rocks. These units, formerly termed Katangan, form a broad, strongly folded and faulted arc from Kolwezi in the west through Likasi and Lubumbashi into Zambia in the southeast. The Tenke Fungurume Project concession lies in the northwestern sector of this overturned belt of synclines and anticlines. Major copper-cobalt deposits are located in the most strongly deformed zones along the axis of the arc.

In most sediment host copper deposits, mineralization is restricted to shales and sandstones, whereas, at the Tenke Fungurume Project hosts are shaley, dolomitic units. The grades at Tenke Fungurume are several times higher than the average at shale or sandstone deposits.

Significant copper-cobalt mineralization at the Tenke Fungurume Project is restricted to two 5 to 15 metre beds near the base of the Middle Roan Group. The Lower Ore Body occurs in a thinly banded siliceous shale (copper and cobalt along bedding planes) averaging 5 metres thick and in the upper 0-5 metres of an underlying, laminated dolomitic shale unit. The Upper Ore Body occurs in the lower 10 metres of a

100 metres thick, finely laminated, locally graphic dolomitic shale. Copper and cobalt are found disseminated through the unit and along laminations, joints and fractures.

Thrusting and faulting have broken and displaced the folded Roan sediments into rotated and isolated blocks with an area ranging to ± 10 square kilometres. Near surface blocks, which are mineralized, form distinctive treeless hills reflecting the siliceous nature of the mineralization and the toxic effects of the very high copper concentrations.

Mineralization

The predominant economic sulfide minerals are chalcocite and digenite with subsidiary bornite and rare carrollite and chalcopyrite. Depth of oxidation is variable given the faulted and folded nature of the deposit, but extends as deep as 250 metres at Fungurume. Sulfide "ores" are rarely found within 50 metres of surface. A mixed zone (≥ 15% sulfide < 85% oxide) hosts limited supergene enrichment, with chalcocite and associated digenite as secondary copper minerals. Economic mineralization in the oxide zone, generally extending to 50 to 150 metres below surface, is primarily as malachite, pseudomalachite, and chrysocolla. Heterogenite is the major oxide cobalt mineral.

Feasibility Studies

A draft feasibility study has been prepared for initial production of 100,000 tonnes per annum ("tpa") of copper for the first 4 years rising to production of 200,000 tpa from years 5 through 15. Associated cobalt is approximately 6,000 tpa, rising to 13,000 tpa.

Completion of the feasibility study and conclusion of funding for the development of the project were severely disrupted following the outbreak of hostilities in the DRC in August 1998. As a result, the Corporation issued a declaration of force majeure on February 23, 1999. This has the effect of adjusting all time periods and dates under the agreements.

The draft feasibility study was intended to provide a bankable document and it is based on only utilizing 85 million tonnes of proven/probable ore with an average extraction grade (acid soluble) of 3.19% copper and 0.29% cobalt. The large resource potential on the Tenke Fungurume concessions provides substantial scope for future plant expansions to the extent that the combination of country conditions and metals markets allow.

In 2001, during the period of BHPB's involvement, independent consultants were retained to prepare a scoping study for a smaller scale start to the Tenke Fungurume mine, reflecting production levels for the initial phase of operations of about 1/3 the size of original plans.

In 2003, this study was updated and refined under supervision of Phelps Dodge, as a basis for discussions with Gecamines and the DRC authorities for amended conditions to advance the project in phases, taking into account the degradation of regional infrastructure and other lasting affects of the DRC conflict.

Exploration and Development Activities

TFM carried out a successful exploration program during the period May to November 1997 in the Dipeta Syncline. The results of the exploration program added 197 million tonnes of drill-indicated resources grading 4.4% copper and 0.22% cobalt inferring a new in-situ resource containing 8,600,000 tonnes of copper and 442,000 tonnes of cobalt.

Mining

The Tenke Fungurume deposits will be initially mined by conventional open-pit methods; however underground methods will be applicable for the deeper sulphide ores.

The initial pits will be mined in 5 metre benches for ore and 15 metre benches for waste using diesel hydraulic shovels and matching trucks. The ore will be stockpiled at the pit rim for blending to maintain consistent grades of cobalt and copper and gangue acid consumption. 100 tonne road trucks will haul ore scheduled for treatment to the main crusher at Fungurume.

The high grade of ore at Tenke and Fungurume results in a daily tonnage of approx. 8,500 tonnes per day ROM ore per each 100,000 tpa of copper cathode. During the 15 years, stripping ratios are initially low, about 3 to 1, but will increase gradually as the open pits become deeper. There is little or no pre-stripping requirement as the ore outcrops on surface. Mining will commence 6 months ahead of metallurgical treatment to prepare ore faces at the open pit and to accumulate broken ore stockpiles.

Processing

The initial process plant originally planned in the base case study considered a nominal capacity of 100,000 tpa of copper cathode and 8,000 tpa of cobalt. Mined ore is crushed and conveyed to a conical stockpile. Ore is reclaimed from the stockpile and prepared for leaching in a conventional SAG mill circuit. To minimise acid consumption, water used in grinding is removed prior to leaching. Water removal is accomplished utilising belt filters.

Raffinate from copper solvent extraction, containing significant acid, is combined with replacement acid and is used to slurry the ground ore. The slurry is then agitated for approx. 2.5 hours in a series of agitated tanks while the acid dissolves copper and cobalt bearing minerals. The solubilised metals are contained in the aqueous solution of the slurry. To remove the solution and prevent metal losses to the discard stream, the solution is recovered by separating it from the solids in a combination of a thickener and filters. The filter cake is washed to minimise metal losses.

After removal of the leach solution, the residual solids have no economic value and are therefore discharged to a tailing impoundment area for storage. The leach solution proceeds to solvent extraction and electrowinning (SX/EW) to recover copper metal. A cobalt bleed stream is treated to remove impurities and the resulting solution then proceeds to the cobalt SX/EW where the cobalt is recovered as a metal.

Copper recoveries from Kwatabala are estimated at 92% and cobalt at 80%. The base flowsheet has been tested and confirmed with numerous batch tests and continuous pilot plant runs.

Sulphur Systems/Water/Power Supply

Sulphur will be back-hauled to site on unit trains, which carry the copper and cobalt to the port at Richards Bay or Durban. Sulphur will be fed to an acid plant to provide acid and sulphur dioxide, the latter being used in the leach process.

Underground water will be the primary source of both potable and process water. Water exists in major acquifers close to the site of all the major activities. A treatment plant will purify the water before it is used for human consumption.

Prior to the declaraton of *force majeure* by TFM, a long-term power supply agreement to secure power from SNEL, the national power utility in DRC, had been finalized. This agreement was expected to deliver reliable, low cost power to the mine site from the 1,000 Mw Inga hydroelectric power station on the Congo river and from four other smaller hydroelectric power stations in Katanga. A robust network of transmission lines brings the power to an existing substation located on the Tenke Fungurume Mining Concession.

Transport Logistics

A rail haulage heads of agreement had been negotiated with a South African entity prior to the declaraton of *force majeure* by TFM. Unit trains hauling copper, cobalt and sulphur in purpose built containers formed the basis of the arrangement. Rail track access rights will be concluded with the various national railways for each country on the rail route from port to the mine site in Katanga, DRC. Current plans are to ship bulk material supplies in and metal product out to Durban/Richards Bay, but improvements at the Tanzanian port of Dar Es Salam and evolving conditions in Angola may provide viable shipping options as time progresses

A secure warehouse is expected to be leased at the port for the purpose of receiving and storing, under secure arrangements, copper and cobalt received from the mine by rail or road. Export consignments in break-bulk or container mode would then be prepared at the warehouse by a warehouse operator under the direction of TFM management.

Environmental, Heath and Safety

The Corporation's policy is to comply with legal requirements as a minimum, and go beyond those where necessary to conduct its business responsibly in accordance with the principles of economically sustainable development.

Golder Associates of Berkshire, England have overseen the preparation of an environmental baseline study and have reviewed the significant environmental issues that must be considered to effectively permit and develop the Tenke Fungurume Project and note the following issues:

- A program to collect and preserve plant materials will need to be established for the area and this may involve transplanting protected plants so they can be used later for reclamation.
- The influx of people for the project may stress some local services. TFM plans to provide technical input to the community to assist with this issue.

Golders have concluded that the information and knowledge gained throughout the environmental baseline data collection process, combine to suggest that there will be no undue impact from an environmental perspective.

Resources

The full extent of the deposits have not yet been fully assessed, but work performed on the concessions from the 1920's until the present time indicates ore deposits in excess of 500 million tonnes. Initial mineable reserves are estimated to be approx. 85 million tonnes of oxide ore at an average acid-soluble grade of 3.19% copper and 0.29% cobalt fully diluted. All of this is in the proven and probable categories. This is sufficient for a mine life of 15 years at 100,000 tpa of copper for the first 5 years and 200,000 tpa thereafter. The concessions contain extensive high-grade mineral resources that are amenable to conventional solvent extraction/electro-winning processing technology. Measured and indicated resources presently stand at 233 million tonnes with an average grade of 2.9% total copper and 0.30% total cobalt. Inferred resources amount to a further 314 million tonnes grading 4.0% copper and 0.25% cobalt. The inferred resources include 197 tonnes of new resources grading 4.4% copper and 0.22% cobalt in the Dipeta Syncline established by the exploration programme carried out by Lundin Holdings in 1997.

Mineral Resources Statement

The statements in the following table comply with the requirements of "Mineral Resource/Reserve Classification: Categories, Definitions and Guidelines for Public Reporting" a Report of the Ad Hoc Committee on Mineral Resource Classification of the Canadian Institute of Mining, Metallurgy and Petroleum as revised 15 February 1996 (the "Report").

The statements are based on and accurately reflect information compiled by the Competent Person, as defined in the report, named in the notes to the table. The Competent Person has relevant experience in relation to the mineralization being reported on by them to qualify as a Competent Person as defined in the Report.

Mineral Resources represent the tonnage and grade of In-Situ mineral occurrences from which minerals or metals may be economically recovered once technical and economic viability have been established.

IDENTIFIED MINERAL RESOURCES
(Note: Tenke Mining Corp. has a 55% beneficial interest in the Resources shown.)

	Million Tonnes	% Tcu	% ACu	% TCo	% ACo
Measured					
Oxide	64.3	3.6	3.3	0.35	0.31
Mixed	71.7	3.1	1.5	0.30	0.19
Sulphide	2.1	4.4	0.5	0.31	0.12
Total	138.1	3.3	2.4	0.32	0.24
Indicated					
Oxide	29.1	2.5	2.2	0.33	0.28
Mixed	65.8	2.1	1.2	0.25	0.17
Sulphide	0.3	3.8	0.4	0.35	0.13
Total	95.2	2.2	1.5	0.27	0.20
Measured and Indicated					
Oxide	93.4	3.2	3.0	0.35	0.30
Mixed	137.5	2.6	1.4	0.27	0.18
Sulphide	2.4	4.3	0.5	0.32	0.12
Total	**233.3**	**2.9**	**2.0**	**0.30**	**0.23**
	Million Tonnes	% Tcu	% ACu	% TCo	% ACo
Inferred - Tenke & Fungurume					
Oxide	14.9	3.1	1.1	0.43	0.11
Mixed	28.0	2.2	0.9	0.29	0.16
Sulphide	74.6	4.1	0.1	0.26	0.00
Sub-Total	117.5	3.5	0.4	0.29	0.05
Inferred - Dipeta Syncline					
Oxide	49.7	5.2	4.7	0.26	0.17
Sulphide (including Mixed)	147.1	4.1	0.4	0.21	0.06
Sub-Total	196.8	4.4	1.5	0.22	0.09
Total Inferred – All Sources	**314.3**	**4.0**	**1.1**	**0.25**	**0.07**
	Million Tonnes	% Tcu	% ACu	% TCo	% ACo
Global – Incorporating Measured, Indicated and Inferred	**547.6**	**3.5**	**1.5**	**0.27**	**0.14**

TCu - Total copper grade
TCo - Total cobalt grade
ACu - Acid soluble copper grade
Aco - Acid soluble cobalt grade

Notes to the Resource Statement

1. The competent person for the Mineral Resources statement is Alan King, a consultant to Tenke Fungurume Mining SARL, a 55% owned indirect subsidiary of Tenke Mining Corp.
2. The resources are hosted in two folded and faulted mineralised sedimentary horizons; mainly the RSF and SD rock units. The primary sulphide mineralisation occurs in layers conformable with the bedding of the host rocks, the oxide mineralisation occurs in the bedding and in fractures and pockets in the host and surrounding rocks.
3. Sulphide resources are defined as mineralisation where the acid soluble copper comprises less than 15% of total copper content.
4. Mixed resources are defined as mineralisation where the acid soluble copper comprises more than 15% and less than 85% of total copper content.
5. Oxide resources are defined as mineralisation where the acid soluble copper comprises more than 85% of total copper content.
6. The geological and assay data are generated from records of 173km surface drilling, trench sampling and underground adit sampling, generated by Union Minière du Haut Katanga, Gecamines, and SMTF and validated by Kilborn SNC Lavalin Europe Ltd. and the Corporation as part of the Corporation's Draft Feasibility Study.
7. Tonnage and grade interpolation of the Mineral Resource are predominantly estimated using geostatistical methods using inverse distance weighting for block matrices in a grade envelope constrained block model.

8. In areas of low density, or in areas not computer modelled, interpolation is by manual estimation techniques.
9. New drilling results at the Kwatebala deposit have been used for data confirmation exercises, but have not yet been used to extend the resource base.
10. Variation of the Mineral Resource from the previous year is the result of the Corporation's new interpretation and modelling of historical, manually derived estimates.
11. The resources have been defined as all material within an envelope delineated by an equivalent grade contour of 1% total copper.
12. Included in this resource are 32.0 million tonnes of sulphide resource at 3.0% Cu and 0.27% Co of Gecamines estimated resources at Kwatebala not yet re-estimated by the Corporation, classified as Inferred.
13. Included in this resource are 28.6 million tonnes of sulphide resource at 5.2% Cu and 0.27% Co of Gecamines estimated resources at Fungurume not yet re-estimated by the Corporation, classified as inferred.
14. Included in resource are 11.9 million tonnes of oxide, mixed and sulphide resource at 4.8% Cu and 0.57% Co of Gecamines and SMTF estimated resources Fungurume not yet re-estimated by the Corporation, classified as indicated and inferred.
15. The Dipeta resource is estimated from 37 holes and 5640 metres drilling, completed in 1997, and is based on resources within the RSF and SD units.
16. The Mineral Resources are under continuing study. This statement reflects the status of this ongoing process as of December 1998.

Approved for publication, 18 January 1999
Alan King BSc (Hons) (Wits)
for Tenke Fungurume Mining SARL

ARGENTINA GOLD AND BASE METALS EXPLORATION PROJECTS

Location, Access and Property Descriptions

Tenke's land package in Argentina encompasses over 1 million hectares and covers many key prospective gold and base metal regions in the central and southern part of the country.

During 2002, Tenke researched and compiled a comprehensive digital database containing detailed landsat imagery, geology and field data covering the entire country. From this information, Tenke assembled its extensive land package.

Tenke has numerous prospective mineral properties and during 2003, the focus was on the Vicuna/Josemaria/Batidero properties located on the northern continuity of the El Indio Gold Belt in the Cuyo region of Argentina approximately 60 kilometres north of the Veladero/Pascua gold deposit, and Alto Rico, located in Patagonia 130 kilometres northwest of the Cerro Vanguardia gold/silver mine. Other projects will be activated as exploration progresses. With the geographical diversity of its land holdings, exploration throughout the Corporation's project areas will be year round.

There are 3 main types of mineralization targeted on the Corporation's various projects:

- High/low sulphidation bulk tonnage disseminated gold mineralization (Batidero and Vicuna Projects in the Cuyo region)
- Low sulphidation gold vein systems (Patagonia and Tierra del Fuego properties)
- Porphyry copper/gold (Mendoza and San Juan region properties including Vicuna and Josemaria)

During 2003, the Corporation advanced property acquisition and exploration significantly in all three major target categories, with drilling conducted on both the Batidero and Alto Rico projects, and other activity as described below.

Assaying for drill programs was conducted under rigorous care and custody, quality control and checking procedures, with sample preparation by ALS Chemex in Mendoza, and assays also performed by ALS Chemex according to their high standards.

Batidero

Location, Access and Property Description

The Batidero Project is located in northern San Juan province, at an altitude of about 4,000 to 4,900 metres. The property lies on the northern continuity of the El Indio Gold Belt in the Cuyo region of Argentina, covering an area of 4,900 hectares. The project is located immediately east of the Vicuna Project

The Cuyo region encompasses the prolific mining districts of Mendoza and San Juan. The primary target model is high sulphidation, breccia-hosted mineralization similar to the Veladero/Pascua gold deposit 60 kilometres to the south. The climate is cold and windy, typical of the high Andes. The primary exploration field season runs from October to April, however once a significant discovery is made, it is possible to maintain site activity throughout the winter through provision of adequate snow removal equipment and other normal winter program measures.

The Batidero project comprises a set of high and low sulphidation anomalies identified from previous prospecting. A large target shows strong silicification and brecciation with correlative talus gold anomalies. The host sequences at the base of the system show dacitic to rhyodacitic fiamme tuffs, with high permeability, which is one of the main conditions for widespread mineralization potential in these belts. Project highlights include:

- Potential bulk tonnage, disseminated, brecciated and silicified system.
- Precious metal anomalies back a large epithermal system. High and low sulphidation anomalies (Au, Ag, Mo, Bi, As, Sb).
- Strong silicification and brecciation (5 km x 7 km main target) with talus Au/Hg anomalies.
- Host sequences with high permeability and breccia complexes - similar to Veladero.
- Silicified vein swarms with gold/silver mineralization that dissects the thick volcanic pile and crop out over the entire sequence.
- "En-echelon" lenticular breccia systems (low to high sulphidation) with associated gold/silver anomalies.
- On the west flank of the project, strong linears controlling intrusives and alteration, coincide with vertical fault displacements. The fault off sets may limit the outcropping of the mineralization in this area. This indicates the potential for concealed zones along the trend, where trace elements (Hg, As) and low grade precious metal anomalies are strong evidence for a potential bulk mineralized system.
- A copper/gold surface anomaly at the north-western extremity of the Batidero property warranting further investigation
- Potential continuity to the west, linking Batidero to the Corporation's Vicuna project.

History and Previous Work

Batidero was first acquired by Compañía Minera Solitario Argentina S.A. (CMSA) in 1993 on the basis of Land Sat Imagery depicting areas of significant hydrothermal alteration. CMSA, subsequently prospected the property briefly in 1994, collecting 22 samples from which values up to 330 ppb of gold and 119 g/t Ag were encountered. Subsequently, TNR Resources Ltd performed satellite image interpretation, reconnaissance and mapping of outcropping areas, identifying alteration types of alteration, mineralization and mineralization control, rock chip, talus fines, stream sediments and bleg sampling, PIMA sampling for alteration identification and database compiling of all the information generated.

The exploration work carried out before Tenke's involvement identified several zones of altered volcanics, subvolcanics and mineralized structures hosting gold anomalies. Different styles of gold mineralization were recognized. The southeastern and the western portion of the property show characteristics of high sulphidation systems, whereas the central zone has features of a low sulphidation system. The geochemistry response indicated the presence of gold mineralization in a number of targets such as the hydrothermal breccias, the western portion of the property and the central low sulphidation zone. The mineralogical association indicates alterations of low and high epithermal systems that appear to co-exist in this geological environment.

Sampling revealed strong gold anomalies (167 - 287 ppb Au) and mercury (0.26 – 27.5 ppm Hg) in stream sediments fines in three drainages on the north and northeast side of the property. Anomalous gold values were encountered (100 - 300 ppb of gold), on the east and north side of the property. Values from 50 ppb/Au up to 100 ppb/Au are distributed in the central creek and surrounding area that host low sulphidation veins. Gold is closely related to Hg with anomalous values of 5 - 30 ppm of Hg showing a uniform anomaly ranging from 1-5 ppm of Hg. Zinc is always anomalous > 100 ppm Zn with values of 300-500 ppm of Zn. Lead is present with values from 100-200 ppm Pb. Copper was found to not be very significant on the property generally. Values are slightly higher than 100 ppm/Cu. Arsenic was not directly related to anomalous Au-Hg values.

Rock sampling generated values up to 51.94 g/t of gold, 200 ppm of silver, 10,000 ppm of arsenic and 8.7 ppm of mercury in three separate areas of the property.

Ownership

In May 2002, Tenke signed a Letter of Intent with TNR Resources Ltd. to acquire a 75% interest in the Batidero Project, which formed the basis for a formal earn-in agreement which was subsequently put in place. Pursuant to the terms of the agreement with TNR Resources, Tenke can earn a 75% interest in the Batidero property through expenditures totaling Cdn$1.5 million over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in agreement is in effect, to a maximum of 100,000 shares.

Geology

The Batidero Project, consists dominantly of sub horizontal N-S units of dacites and ignimbrites (welded tuff) with dips of 25° to the east and west respectively. Lesser units on the property consist of andesitic lava, scattered andesite porphyry, microdiorites dykes and stocks. These geological units may be correlated to the Doña Ana formation; hence all are most probably of Tertiary age. The area is structurally controlled by at least three major NW-SE (330°), ENE (40°) and N-S faults, which mostly control the alteration and mineralization at the project. The linear NW-SE Arroyo Pirca de los Bueyes, river valley, in the southern portion of the property is apparently controlling the alteration in the NW portion of the property and extends outside of the property. The middle NW-SE linear zone host mostly the low high gold grade sulphidation veins as well as the alteration located in the central part of the property. The NW-SE linear zone in the north appears to be controlling the anomalous stockwork-quartz veining gold zone. The N-S trend divides the alteration areas of high sulphidation style to the west, and areas of low sulphidation veining and breccias to the east. Finally, the 40° linear zones affect the hydrothermal breccias in the southeastern side of the property.

The high sulphidation style alteration is predominantly strongly developed argillic alteration which contained small to large areas of advanced argillic alteration, (seen as weakly to strongly developed quartz-alunite and local massive silicification and brecciation). Narrow fractures show evidences of malachite, chalcocite and probably enargite and scorodite. The high sulphidation alteration outcrops were found in three separated areas, which maybe interconnected. The smaller zone, to the south, is approximately 800 m in diameter, the middle zone is approximately 1,500 meters by 800 meters and located to the southwest corner of the property and the bigger zone is probably 1,500 meters by 2,500 meters in size and located in the central portion of the property and possible connected with the smaller zone. The hydrothermal breccias in the southeast also present evidences of high sulphidation system. The alunite varies in texture from finely crystalline matrix and phenocristal replacement to moderate crystalline cavity fill and veinlet. Vein alunite is common in the silicified rock, in the northwest alteration zone, and native sulphur is also present.

Quartz veining, is present over much of the east side of the property. The veining is widely scattered and or localized as vein swarm within an approximate 1.5 x 3.5 kilometres area. The veins vary from centimetres to 1.3 meter wide. The quartz is often banded, drussy, brecciated and vuggy in some places.

Malachite, azurite, and some turquoise can also be seen as well as jarosite, hematite and goethite. The southeastern portion of the property shows a series of hydrothermal breccias, some of which are indubitable outcrop and others maybe contaminated by tillite or may represent debris of the original outcrops. These breccias are mostly monolithic though some are hetherolithic (rhyodacite silica replaced), with clast of banded/amorphous silica and matrix of hematite, goethite and occasionally jarosite. The clasts often contain native sulphur. At least three pulses of silicification can be recognized in these breccias

Exploration Activities

During the last quarter of 2002 and into 2003, Tenke performed detailed analysis of existing data, remapped surface geology and performed an extensive rock chip and talus sampling program covering most of the previously known gold anomalies and extending coverage to include the eastern and western flank of the concession area. Initial results are encouraging and gold anomalies are in close correlation with strong mercury and antimony anomalies, showing high-level epithermal characterization. Widespread, lower grade anomalies surround large, main target zones and mineralization extends over a strike length of at least 7 kilometers.

On the eastern flank of Batidero, an area entirely unexplored before, talus gold anomalies (greater than 20 ppb gold and as high as 66 ppb gold) correlate with impressively high mercury anomalies (300 to 2,150 ppb mercury), enlarging the extent of the regional geochemical anomaly some 3 kilometres to the east of the previously known target.

For the remainder of the 2002/2003 exploration season, further sampling, mapping and some trenching was carried out, followed by a geophysical program using CSAMT technology. The data from these programs I formed the basis of a limited scout drilling program which was completed by May 2003. This drilling program consisted of 5 widely spaced RC holes totaling 1061 meters of drilling. Results were disappointing, but provided valuable information on the geology of the Batidero property.

Vicuna

Location, Access and Property Description

The Vicuna Project encompasses the Los Caballos property and the Vicuna Concina property which together give a continuous extension of Tenke's land position from Batidero and west across to the Chile-Argentine border. The project is accessible from both Chile and Argentina. Over 45 kilometres of new road was cut through and to the project during the 2000/2001 field season by Tenke. This road infrastructure now provides ready access to the entire project area.

The prospect is comprised of rugged and high topography. Elevations at the project range between 4800m and 5500m. There are numerous steep +30° slopes, although the center and northern part of the project has some areas with rolling hills. The elevations at Vicuna are high, but there are large open valleys on both sides of the border which have ample space for processing facilities at more reasonable altitudes. Significant copper, silver and gold mineralization has been found on the property in successive programs of surface exploration, trenching and drilling.

History and Previous Work

Cyprus Amax, targeting copper, was the first company to have conducted any serious exploration work in the area. Cyprus' work consisted of mapping, drilling, a soil grid, and a drill program of 2,519 metres in 16 reverse circulation drill holes. The drilling discovered only anomalous but non-economic copper and gold values. However, their soil grids detected a strong gold anomaly in part of the halo of the porphyry, associated with a large silicified cap, which they did not significantly explore.

Ownership

On September 15, 1999, the Corporation entered into formal option agreements with Phelps Dodge Corporation (successor corporation to Cyprus Amax Minerals ("Phelps Dodge") and Cameco Gold Inc. ("Cameco") and Westward Explorations Ltd. ("Westward") (together, "Cameco/Westward") to acquire a 100% interest in the Vicuna exploration concessions through a multi-year earn in arrangement, consisting of minimum annual expenditures, and the issuance of Tenke shares in stages to each of Phelps Dodge, Cameco and Westward. Concurrently, the Corporation also arranged through third party options on concessions referred to as the Yamiri property located in the Province of La Rioja, Argentina, and the Lirio property in the same general area. Both of these third party property positions were subsequently dropped.

In September 2000, the Corporation optioned a 51% interest in Vicuna to Rio Tinto Mining and Exploration Limited ("Rio Tinto"). Following a first phase of drilling, Rio Tinto withdrew from the project in June 2001 as the gold potential which was Rio Tinto's main interest was diminished by the results of the first phase of property drilling. As of December 31, 2001, the Corporation had fulfilled its commitments to Cameco/Westward and earned a 100% interest in the Cameco/Westward ground and the Corporation subsequently dropped the Chilean and Argentine portions of the Vicuna project, which had been optioned originally from Cyprus.

In late 2002, Tenke was able to re-establish a portion of the Argentine property position from the underlying landowner Concina on new terms whereby the Corporation can earn a 60 % ownership by expending at least $100,000 on exploration and making payments of $ 550,000 to the landowner over 5 years, with a final payment of $1.1 million within 30 months of a plant startup. Tenke has the option to earn 100 % of the property by making an aggregate of $ 725,000 in additional payments to the landowner within 2 years following initial earn-in.

Geology

The Vicuna project occurs in the relatively unexplored "gap" between the two major gold belts along the Chile / Argentina border - the Maricunga Gold Belt on the north and the El Indio Gold Belt on the south. The geology of the gap area was poorly known until the mid-1990's when private sector exploration began to map and describe the regional geology. The Maricunga Gold Belt is 200 km long (from 26° to 28°) and ~30 km wide and contains at least 14 major prospects, including three operating mines and two substantial idle resources (Marte/Lobo and Aldebaran). The belt is comprised of a series of variably eroded stratovolcanos with associated dome fields ranging in age from 32 to 5 Ma (Vila and Sillitoe, 1991).

There are two major types of ore deposits in the region; "gold porphyry" deposits (of which several are cupriferous), and epithermal deposits. The gold porphyries are essentially high-level diorite / quartz-diorite porphyry systems of sheeted veins in the cupolas of shallow-injected stocks. These porphyries are the predominant deposit type in the Maricunga. They are associated with potassic and sheeted silicic alteration, where the majority of the gold is contained within the veinlets. The sulfides in these deposits are predominantly pyrite, with only minor chalcopyrite, bornite, and molybdenite. The porphyry systems commonly have a halo of argillic alteration with associated pyrite. Several also have epithermal caps and/or have epithermal alteration telescoped down onto the porphyry (ie: Caspiche). The upper portions of some of these porphyry systems probably had their potassic core destroyed by late epithermal alteration (or argillic alteration). Ages of the Maricunga porphyry systems range from 23 to 12 Ma.

Jannas, et al. (1999) documented four basic types of high sulfidation epithermal gold-silver deposits in the El Indio belt to the south: vein systems (El Indio), tectonic/ hydrothermal breccias (Tambo), stratabound (Esperanza of Pascua district, and parts of Pascua), and disseminated/structural (Pascua). It is now known that the Pascua and nearby Veladero deposits are essentially diatreme breccia complexes which have been mineralized, commonly with the best mineralization within the breccia complex. At Pascua 1/3 of the ore is within a diatreme complex, but 2/3 of the gold is within the breccia, because the ore within the breccia is much higher grade (Heberlein, 2000). The age of mineralization in the El Indio Belt is believed to be mostly in the range of 6-8 Ma (Jannas, 1999, Heberlein, 2000), although Jones et. al.

(1999) indicated the age of mineralization at Veladero is 14 Ma. Benet (1995) indicated there were two periods of alteration /mineralization in the El Indio / Valle de Cura belt.

The complex geologic fabric of the region is the result of a combination of Paleozoic through Triassic accretion along the continental margin, overprinted by subduction of the Nazca Plate beginning in the Jurassic. The central Andes' basement was assembled in the late Paleozoic by accretion of the Coastal Terrane, the Chilenia Terrane, the Precordillera terrane, and the Arequipa-Antofalla Craton. By Jurassic time the central Andean magmatic arc had progressed eastward over time, implying a process of "tectonic erosion" (instead of the more typical development of a fore-arc prism and trenchward progression of the magmatic arc). These successive magmatic belts were commonly associated with, or succeeded by, back-arc basins in Argentina. The region was cut by a series of arc-parallel transpressive strike-slip faults that also become progressively younger to the east. The region began to be deformed by a series of NNE to N-striking reverse faults in the Eocene, and pulses of this style of deformation continued until at least the Late Miocene. The modern volcanic arc of the central Andes began in northern Chile at 26 Ma (Jordan et al., 1989, Coira et al., 1982, 1993) after rupturing of the Farallon Plate and subsequent increase in the subduction rate during the Upper Oligocene. The Oligocene - Miocene Dona Ana Fm. volcanics are representative of the ~300 km long volcanic belt which runs from 26°°S to 29°°S along the Chile/Argentina frontier. This volcanic belt probably has progressed from north to south over time due to the effects of oblique subduction. These volcanics represent predominantly large, complex stratovolcanos of calc-alkaline to shoshonitic affinity.

The Maricunga - Vicuna - El Indio region has an anomalously shallow-dipping Benioff Zone, a feature that has been empirically tied to the most productive gold belts in the Andes. The shallowing of the subduction zone began ~ 20Ma, and continued until ~ 6 Ma when it reached the present angle of subduction. This phase is associated with important Au - Cu - Ag mineralization in much of the region (Mpodozis et al, 1995).

Exploration

During 1999/2000, the Corporation carried out a US$2.0 million exploration program on the Vicuna Project, which was the first gold exploration program ever conducted on the Project. The program included construction of 45 kilometres of access roads, soil and rock geochemical programs, an MMI geochemical survey, 60 square kilometres of geologic mapping, 2,720 metres of trenching, a ground magnetic survey and a combined IP/CSAMT electrical survey. The work defined five exploration targets on the property.

A $1.2 million drilling program commenced on November 20, 2000 and was funded by the Corporation's partner at the time, Rio Tinto. The drilling program resulted in the discovery of significant copper/silver/gold mineralization at the Filo del Sol target. Assays for the drilling were performed by ALS-Chemex with check samples performed by Acme Labs. A total of 3,986 metres of drilling in 24 holes was completed. The most significant results were encountered in the Filo del Sol target which is located near the centre of the project. Key intercepts at the Filo del Sol target included:

VRC-04:	118m @ 0.51% Cu + 81 g/t Ag + 0.38 g/t Au from 162m to total depth
VRC-05:	168m @ 0.86% Cu + 33 g/t Ag + 0.23 g/t Au from 96m to total depth

In addition, Hole VRC-20 was drilled 500 metres south of the mineralized body reflected above and returned a 58 metre intercept averaging 0.85% copper, 18 g/t silver and 0.41 g/t gold, including a 38 metre intercept of 1.12% copper, 9 g/t silver and 0.45 g/t gold - within this intercept there is a supergene enriched zone of complex sheeted structures (striking northeastward) south of the mapped Filo del Sol diatreme and ended mineralized prophyry.

Drill hole VRC-20 indicates that the enargite copper mineralization discovery at Filo del Sol is also open to the south and that it can be high grade when supergene enriched. The dimensions of the mineralized body delineated to date are 1,600 metres long by 200-600 metres wide, and a known depth of at least 150 metres (mineralization is open at depth).

Future work on the property consisting of drilling to test the deep mineralization potential is proposed, but will take second priority behind exploration at the adjacent Batidero project.

During late 2003, the Corporation remobilized to the Vicuna property in preparation for a second round of deep drilling at the Filo del Sol target. A four hole drilling program was performed in the first quarter of 2004, with results including:

VRC-25:	112 m @ 0.55 g/t Au including 42 m of 0.41 % Cu
VRC-26:	158 m @ 0.28 g/t Au including 80 m of 0.33 % Cu and 32 m of 22.4 g/t Ag
VRC-27	76 m @ 0.16 % Cu including 24 m of 1.25 g/t Au
VRC-28	224 m @ 0.66 % Cu with variable intervals of gold over portions of the hole

Most significant was the deep long intercept of copper in hole VRC-28, the northernmost hole to date on the Filo del Sol target, which illustrates that significant mineralization continues to extend deeper and horizontally from the previously drilled area. A further phase of drilling is being planned for the 2004/2005 high Andes exploration season which normally runs between October and May.

Alto Rico

Location, Access and Property Description

The Alto Rico gold project is located within the Patagonia region of Argentina. The 4,271 hectare property is in north-central Santa Cruz province and lies 130 kilometres northwest of the Cerro Vanguardia gold/silver mine owned by Anglo Gold.

The target model is high grade, low sulphidation epithermal gold/silver vein systems such as those found at Cerro Vanguardia as well as Meridian's Esquel gold deposits, located on similar volcanics within the Patagonia region of Argentina.

Ownership, History and Previous Work

The project area was virtually unexplored prior to Tenke's involvement in early 2003. On December 10, 2002, an agreement was finalized with the underlying landowner whereby Tenke can earn a 90% interest by spending a minimum of $1.33 million dollars in exploration work and $138,000 in payments to the landowner in stages over 5 years, with a final $1 million payment to the landowner within 30 months of plant startup. Tenke can earn a full 100% of the project by making a $1 million payment to the landowner within 12 months of the initial 90 % earn-in.

Geology

The geology of the Alto Rico area comprises Jurassic ignimbrites and pyroclastic breccias of predominantly rhyolitic composition and underlying andesites and basalts of Bajo Pobre formation (Triassic). The target model is high grade, low sulphidation epithermal gold/silver vein systems and associated stockworks.

The known extent of the Alto Rico vein system appears to be of large scale - more than 12 kilometres of recognized vein length. There is a principal northeast trending quartz vein system, with 5 outcropping sub parallel veins, which vary between 1 and 10 metres in width with an average outcrop width of 3 metres. These sub parallel veins converge on a hill that shows signs of extensive stockwork, including strong silicification, acid leaching and argillic alteration.

The geology and structural features of the project area show banded textures with open-space fillings, bladed calcite replaced by quartz and other textures indicative of levels above possible boiling zones – which are levels where the epithermal system reaches pressure and temperature conditions related with mixing of magmatic and meteoric waters that favor precious metals precipitation. The identification of such zones is key in determining the exposure and potential of these systems.

Exploration

First samples collected by Tenke include gold values up to 2.0g/t gold from the stockwork zone, including several zones of impressive high mercury anomalies (up to 30 ppm Hg), both at the stockwork zone and the veins. The mineralization is hosted in permeable dacitic to andesitic tuffaceous rocks.

The Corporation opened a road to the project area and has established a permanent exploration camp on site. In January 2003 a sampling and mapping program was started and followed by trenching and geophysics to define potential drill targets. Encouraging early results were reported.

Large corresponding geophysical and geochemical anomalous zones were identified by the fieldwork. IP/resistivity surveys totaling 62 line kilometres have been completed to date profiling vein structures and stockwork zones defined as strong silicified swarms covered by colluvium. These zones are quite extensive and indicate further continuity of similar targets mapped in the surface program. In addition, 40 trenches encompassing over 2,500 metres were opened, where the continuity and extent of the veins systems had been proved.

Geochemical sampling returned results from 0.35 to 4.5 grams per tonne gold in veins and values up to 2.0 grams per tonne in stockwork together with mercury anomalies between 5,400 to 26,500 ppb Hg, arsenic between 180 to 951 ppm As and antimony from 29 to 117 ppb Sb.

In addition, a large zone of resistors and chargeability anomalies covering an area of 3 km by 1 km was been identified on trend with the main vein and stockwork zone. An 8 hole drill program was conducted on various vein systems and the stockworks zone, but results failed to show the levels of gold mineralization found in surface sampling.

Lirio Property (Josemaria Project)

Location, Access and Property Description

The Lirio Property is a large land position acquired by the Corporation surrounding the Batidero Property, and adjacent to the Vicuna property. Elevation of the property ranges from 3900 m to 4700m. The large Lirio property position contains a number of known mineral targets, and as a result of the Corporation's exploration on Batidero, an extensive copper/gold/molybdenum anomaly has been discovered which has become the Josemaria Project.

Ownership, History and Previous Work

During mid-2003, the Corporation finalized agreement with the Lirios consisting of a 6 year option to obtain 100% ownership of the Lirio properties. Principle terms of the earn-in agreement between the Corporation's Argentine wholly owned subsidiary DEPROMIN S.A. and the current underlying property holders include an up-front payment of US $23,000 and staged payments aggregating to US $790,000 between 2003 and 2009. If a mine is put into production, the underlying property holder also receives a 0.5 % Net Smelter Return and a further US $2 million within 6 months following the second complete year of mine operations.

Previous work on the Lirio Property has been limited to regional reconnaissance and there have been no significant exploration projects previously on this land position.

Geology

The property surrounds the Batidero mineral concession and adjoins the Vicuna properties which are due south and west of the Lirio ground. Regional geology is similar on the Lirio Property as compared to Batidero and Vicuna. A large visibile alternation zone exists on the west side of the Josemaria porphyry target which is current the focus of exploration on the Lirio Property.

The Josemaria target zone is on a north facing slope and is ovoidal in shape. A talus Cu-Au-Mo anomaly comprises limited outcrops of a dioritic-tonalitic porphyry with potassic alteration surrounded by a phyllic-argillic (illite-sericite-jarosite) zone that grades into extensive pro pylitic sectors. Initial geophysics, which includes CSAMT as well as preliminary magnetometry, has shown a magnetic core of 1 by 0.5 kilometres bounded by resistive, non-magnetic haloes. This magnetic zone corresponds with the best exposed andesitic porphyry with intense biotite and K-feldspar alteration (potassic core) which has shown continuous gold and copper mineralization in the trenching programs to date.

Other mineralized targets exist on the Lirio ground including the Alcantilado target, a high sulphidation epithermal gold target with enargite veins.

Exploration

In the course of exploration on the north western extremity of the adjoining Batidero Property, a copper anomaly was identified which has subsequently led to the discovery of a large copper/gold/molybdenum porphyry system on the Lirio Property which has been called the Josemaria Project. From October 2003 onwards, the Josemaria Project has undergone an aggressive program of soils and talus sampling, mapping, trenching, and CSAMPT, IP and ground magnet geophysical testing. This work program outlined a 3 x 2 kilometre target zone with classic porphyry characteristics at surface. An initial scout drill program of 6 RC holes for a total of 1800 m of drilling was planned for the first quarter 2004. At the time of writing, this drilling is in progress and due to very favorable results from the initial holes, the drilling program has been expanded.

Some highlights of the trench results (chip samples) are as follows:
Trench 1: 109 m @ 0.36 g/t Au and 0.23% Cu (including 69 m @ 0.41 g/t Au and 58.2 m @ 0.34% Cu)
Trench 2: 148.5 m @ 0.174 g/t Au and 0.171% Cu
Trench 6: 66 m @ 0.387 g/t Au and 0.326% Cu plus isolated samples up to 0.6 g/t Au and 0.9% Cu

So far, the intensity of potassic alteration and the intensity of quartz veinlets, as stockwork arrays, seem to be the controlling factor for grades, both in Au and Cu. Several sections of T6 have showed "hairline" quartz veins with varied amounts of chalcopyrite. Also, several "paths" of argillic and quartz-sericite alteration show correlation with the best gold samples. Therefore, the overprint of the epithermal system on top of the porphyry system, as well as the co-existence of sulfide & supergene copper minerals, indicates potentially a high level of exposure within a typical "Maricunga Style" Au-Cu porphyry system. The project is within the extension of the Maricunga mineralized belt from Chile and in the regional transition zone into the Tertiary El Indio Volcanic belt in Argentina which has seen recent discoveries of world class size (e.g. Veladero/Pasuca – 26+ million ounces gold resource).

Tierra del Fuego Properties

Location, Access and Description

The Tierra del Fuego Properties are located in southern most Argentina. The area can be accessed by direct flights from Buenos Aires to Ushuaia. From there, the Corporation's properties can be accessed by logging roads and in some cases by helicopter or boat access.

Ownership, History and Previous Work

The potential of the Fueguina Cordillera along the south coastal ranges of Tierra del Fuego to host mineralized deposits has been tested during the past decades by several companies (Aguilar-St. Joe 1970-72 , 1980-82; Noranda 1994-96; Yamana-Polimet 1995-96; Westmin 1996-97). These efforts have been mostly directed to pursue discovery of volcanogenic base metal massive sulfide deposits, with two main regional targets (Sierra de Sorondo and Sierra de Alvear). Over these regions, some 14 targets have been recognized and studied to the drill stage in two specific prospects in the latest programs: 1996-97 by Westmin with 3,485 mts in Arroyo Rojo (best intercept: 18.5 mts @ 1% Cu, 1.4% Pb, 3% Zn), Sargent (surface grades of 4 m@4.4% Cu were tested in depth but failed to reach zones due to bad drilling conditions- holes abandoned) and Lago Guanaco (surface grades 3% Cu, 11.3% Pb, 22.6% Zn, 147 g/t Ag – only two holes drilled - failed to find deep continuity). Based on conclusions from different companies and consultants, further potential exists, and most of targets are open in some direction.

Tenke performed a data compilation (April-May 03) with the purpose of evaluating further potential on these VMS regions and also, with the goal of identifying potential for other models of potential mineralization, such as alkaline intrusives associated with the subduction zone along the Weddell-South American plate, where Mesozoic subaqueous-subaerial units of Jurassic -Cretaceous ages have been compressed and thrusted to the north, and then affected by strong horizontal tectonics during Tertiary times. This has resulted in a combination of tectonic models within the island-arc environment, comparable to some regions in Canada (New Brunswick, but also is a similar example as the compression-shear zones of the Papua-New Guinea subduction fronts).

Recently, a comprehensive data compilation has been done with all relevant geological-geochemical-geophysical data from those investigations. The main considerations from this report are that these deposits are typical examples of bimodal volcanism on or near rhyolitic domes along rift-type marginal basins similar to those of SE Alaska, with major potential to host VMS deposits. The regional anomalism in gold has also been reviewed in light of regional coastal concentrations and potential links to both the VMS and the alkalic intrusive systems.

On the basis of these reports, the potential for these models has been evaluated and compared with a recent property legal database obtained from the Government of Tierra del Fuego, and due to the fact that most of the previous properties studied have been abandoned, Tenke has staked 9 new exploration licenses (Cateos) in the region, covering the most relevant zones of interest (near 30,000 Has). Further geological evaluations will be carried out to further diagnose the most relevant targets.

Other Argentine Properties

The Corporation holds extensive mineral properties in San Juan, Mendoza, Rio Negro, Chubut and Santa Cruz provinces which have been predominantly acquired through staking. Holding costs are relatively low for the next few years. The Corporation has done initial geologic reconnaissance on many of these properties, and formal exploration programs will be mobilized on each of these as time and resources permit, balanced with priorities on the Corporation's more advanced Argentine projects.

On January 17, 2003, the Corporation signed a letter of intent to acquire the Rio Grande copper/gold project from Mansfield Minerals Inc. However acceptable terms within a formal earn-in agreement could not be reached and the Corporation and Mansfield have mutually agreed to cancel all obligations contemplated in the original letter of intent.

On October 31, 2002, the Corporation signed an agreement for Concina's Mendoza Project, whereby the Corporation can earn a 75% interest in a collection of properties in Mendoza Province just across the border from the major Chilean copper mining area of El Tenniente. These properties contain copper/gold porphyry targets. Initial exploration commenced in late 2003 on the Mendoza Project, and several grass roots copper/gold porphyry targets were confirmed. The Corporation can earn its initial interest over a 5 year period by conducting a minimum of $100,000 in exploration work and paying $250,000 to the underlying landowner, followed by a final payment of $250,000 within 2 years of a plant start-up. Tenke can earn 100 % of the property by making an additional payment to the landowner of $ $750,000 by June 30, 2008.

ITEM 5 RISK FACTORS

The Corporation's projects are subject to various risks and uncertainties, including but not limited to, those listed below. Unless the context indicates or implies otherwise, references in this section to the "Corporation" include the Corporation and its subsidiaries:

Exploration and Development

The Corporation's properties in Argentina are in the early exploration stages only and are without a known body of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance the Corporation's mineral exploration activities on these properties will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body would be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), commodity prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Tenke.

Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of Tenke's properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Tenke's activities.

Title Matters

Tenke has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing except for a dispute with respect to certain surface assets situated on the Tenke Fungurume Property. However, the results of the Corporations investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Tenke Fungurume Mining SARL ("TFM"), together with La Generale des Carrieres et des Mines ("Gecamines"), have been involved in a dispute with a local contractor (Trabeka SPRL ("Trabeka")) since early 1999 with respect to Trabeka's claim for compensation for the use of certain immovable surface assets within the Tenke Fungurume concessions. The dispute arose from dealings that took place between Trakeba and the DRC State well before TFM acquired its interest in the Tenke Fungurume concessions. This dispute is still within the court system. In the event of a judgment against TFM, the Corporation intends to call upon its guarantee provided by Gecamines and the DRC State which obligates them to be ultimately responsible for the resolution of and the costs associated with such claims.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other exploration and mining companies, many of which have greater financial resources than the Corporation, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the project that the Corporation has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may or continue to exist for the sale of products from that ore. Factors beyond the control of the Corporation may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of the Corporation's properties will depend upon the Corporation's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, debt or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Before production can commence on any properties the Corporation must obtain regulatory approval and there is no assurance that such approvals will be obtained. Although the Corporation believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development.

Uninsured Risks

The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Corporation maintains insurance against risks that are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting injury.

Foreign Operations

Operations, development and exploration on the Corporation's properties are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. There is no assurance that future changes in taxes or such regulation in the various jurisdictions in which the Corporation operates will not adversely affect the Corporation's operations.

The Corporation's properties are held outside of Canada, in the Democratic Republic of Congo, Chile and Argentina. As such, the Corporation may be affected by possible political or economic instability in such countries. The risks include, but are not limited to, fluctuations in currency exchange rates, high rates of inflation and labour unrest. Changes in mining or investment policies or shifts in political attitudes may also adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety. The effect of these factors cannot be accurately predicted.

Financial Statements Prepared on a Going Concern Basis

The Corporation's financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Corporation's operations to date have been primarily financed by equity financings. The Corporation's future operations are dependent upon the identification and successful completion of additional equity or debt financings or the achievement of profitable operations. There can be no assurances that the Corporation will be successful in completing additional financings or achieving profitability. The Corporation has virtually no operating revenue and has a working capital deficiency. Doubt therefore exists as to its ability to continue as a going concern. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Corporation be unable to continue as a going concern.

ITEM 6 SELECTED CONSOLIDATED FINANCIAL INFORMATION

6.1 Annual Information

The following tables set forth selected consolidated financial information of the Corporation for the financial years ended December 31, 2003, 2002 and 2001. The following summary of selected consolidated financial information is derived, should be read in conjunction with and is qualified in its entirety by reference to the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2003, including the auditors report thereon and notes thereto, and Management's Discussion and Analysis of Financial Conditions and Operating Results, which are included in the Corporation's 2003 Annual Report which can be viewed at www.sedar.com. The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The Corporation uses the United States dollar as its reporting currency. All financial data presented in the following tables, 6.1, Year-End Financial Information, and 6.2, Quarterly Financial Information, is in thousands of dollars, except per share data.

6.2 Year-End Financial Information

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Total Revenue	56	11	7
Net Income (Loss) before Extraordinary Items	(244)	(99,837)	(3,874)
Net Income (Loss)	(244)	(99,837)	(3,874)
Data per Common Share			
Net Income (Loss) before Extraordinary Items	(0.01)	(2.89)	(0.13)
Basic and Diluted Net Income (Loss)	(0.01)	(2.89)	(0.13)
Dividends declared	-	-	-
Balance Sheet Data			
Total Assets	107,715	104,262	202,018
Long Term Liabilities	-	-	-

6.3 Quarterly Financial Information

Financial Data for 8 Quarters								
Three Months Ended	**Dec-03**	**Sep-03**	**Jun-03**	**Mar-03**	**Dec-02**	**Sep-02**	**Jun-02**	**Mar-02**
A. Total revenues	13	17	22	4	5	4	1	1
B. Earnings (loss) before extraordinary items	(35)	(170)	59	(98)	(99,281)	(103)	(285)	(168)
C. Net earnings (loss)	(35)	(170)	59	(98)	(99,281)	(103)	(285)	(168)
D. Basis and diluted earnings (loss) per share ($)	(0.00)	(0.01)	(0.00)	(0.00)	(2.88)	(0.00)	(0.01)	(0.01)

6.4 Dividends

There are no restrictions which prevent the Corporation from paying dividends. The Corporation has not paid dividends on its common shares in the last five years and it has no present intentions of paying any dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Corporation will determine if and when dividends should be declared and paid in the future, based on the Corporation's financial position at the relevant time.

6.5 Management's Discussion and Analysis

Reference is made to Management's Discussion and Analysis of Financial Conditions and Operating Results relating to the audited consolidated financial statements for the Corporation for the year ended December 31, 2003 which has been previously SEDAR-filed and is incorporated by reference in this AIF.

ITEM 7 MARKET FOR SECURITIES

The Common Shares of the Corporation are currently listed on the TSX Exchange in Canada under the symbol "TNK".

ITEM 8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Shareholdings of Directors and Officers

The following table sets forth, for each current director and officer of the Corporation, the name, municipality of residence, office, periods of service and the principal occupations in which each director and officer of the Corporation has been engaged during the immediately preceding five years, together with the number of common shares of the Corporation currently owned by them. Each director of the Corporation holds office until the next annual meeting of the shareholders of the Corporation or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Corporation or he becomes disqualified to act as a director. Each officer holds office at the pleasure of the Board of Directors.

Name, Residence and Position(s) Held in the Corporation	Service as a Director/Officer	Number of Common Shares owned (directly or indirectly) or controlled at present[(1)]	Principal Occupation During the Past Five Years
LUNDIN, Adolf H. [(2)] Geneva, Switzerland	March 7, 1978 to present	8,488,386[(3)]	Chairman of the Corporation during the period December 1996 to November 26, 2002; President and CEO of the Corporation from September 1998 to November 26, 2002. Mr. Lundin also serves as a director Vostok Nafta Investment Ltd.
LUNDIN, Lukas H. [(2)] Vancouver, B.C. *Chairman*	Feb. 17, 1987 to present	277,560	Mr. Lundin serves as Chairman and director of International Uranium Corporation and Canadian Gold Hunter Corp. and President and director of Tanganyika Oil Company Ltd. Mr. Lundin is a director of a number of publicly-traded resource companies including, Atacama Minerals Corp., Lundin Petroleum AB, South Atlantic Ventures Ltd., Red Back Mining Inc. (formerly, Champion Resources Inc.) and Valkyries Petroleum Corp.
CONIBEAR, Paul K. [(2)] West Vancouver, B.C. *President and CEO*	May 27, 1999 to present	237,200[(4)]	President and CEO of the Corporation; Vice President, Operations, Atacama Minerals Corp. and Champion Resources Inc.
CRAIG, John H. Toronto, Ont.	April 3, 1987 to present	6,700	Lawyer, partner of Cassels Brock & Blackwell LLP
RAND, William A. Vancouver, B.C.	April 26, 1979 to present	Nil	Self-employed businessman.
Wanda Lee Vancouver, B.C. *(Chief Financial Officer)*	May 27, 1999 to present	42,900	Chief Financial Officer, Canmex Minerals Ltd.; Controller/Treasurer for a number of publicly-traded companies, including Valkyries Petroleum Corp., Red Back Mining Inc. (formerly, Champion Resources Inc.), Canadian Gold Hunter Corp. and South Atlantic Resources Ltd.
KANSKY, Sandra Richmond, B.C. *(Corporate Secretary)*	May 30, 1988 to present	Nil	Corporate Secretary of a number of publicly-traded natural resource companies, including, Atacama Minerals Corp. and Red Back Mining Inc. (formerly, Champion Resources Inc.); Assistant Corporate Secretary, International Uranium Corporation

(1) On a non-diluted basis.

(2) Mr. A.H. Lundin was Chairman of the Corporation from December 23, 1996 to November 26, 2002 and President of the Corporation from September 8, 2002 to November 26, 2002. Effective November 26, 2002, Mr. Lukas Lundin was appointed Chairman and Mr. Paul K. Conibear was appointed President and CEO. Mr. Conibear previously held the office of Chief Operating Officer of the Corporation.
(3) Ellegrove Capital Ltd., is a private corporation owned by a trust whose settler is Adolf H. Lundin.
(4) A total of 75,000 common shares of the Corporation are owned by Mr. Conibear's spouse.

As at March 31, 2004, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 9,052,746 common shares of the Corporation or approximately 19.7% of the issued shares of the Corporation.

The Corporation does not have an executive committee. The Corporation is required to have an audit committee and a compensation committee. The following are members of the Corporation's Audit Committee and Compensation and Corporate Governance Committees:

Audit Committee	Compensation Committee	Corporate Governance Committee
William A. Rand (Chairman)	Lukas H. Lundin	William A. Rand
Paul K. Conibear	William A. Rand	Lukas H. Lundin
John H. Craig	John H. Craig	John H. Craig

8.2 Corporate Cease Trade Orders or Bankruptcies

No director, officer or person holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the past ten years before the date of this Annual Information Form been, a director or officer of any other issuer that, while such person was acting in that capacity (i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors, officers and any control shareholder of the Corporation individually.

8.3 Penalties or Sanctions

No director, officer or person holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has ever been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

8.4 Personal Bankruptcies

No director, officer or person holding a sufficient number of securities of the Corporation, or a personal holding Corporation of any such persons, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors, officers and any control shareholder of the Corporation individually.

8.5 Conflicts of Interest

The Corporation's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or the terms of such participation. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, the involvement in a greater number of programs or a reduction in financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of Canada, the directors or the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and the financial position at that time.

The directors and officers of the Corporation are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the *Canada Business Corporations Act* and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed above, the directors and officers of the Corporation are not aware of any such conflicts of interest in any existing or contemplated contracts with or transactions involving the Corporation.

ITEM 9 ADDITIONAL INFORMATION

The Corporation shall provide to any person, upon request to the Corporate Secretary of the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i) one copy of the AIF of the Corporation, together with a copy of any document or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for the Corporation's most recently completed financial year;

  (iii) one copy of the information circular of the Corporation in respect to its most recent annual meeting of shareholders that involved the election of directors; and

  (iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii); or

(b) at any other time, one copy of any of the documents referred to in clauses (a) (i),(ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's management proxy circular prepared in connection with the Corporation's annual meeting to be held on June 10, 2004, which involves the election of directors. Additional financial information is provided in the Corporation's comparative financial statements for the recently-completed financial year ended December 31, 2003, a copy of which has been filed with each applicable securities commission.